UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Free For All Bitcoin Mining Fund LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Wyoming

Date of Organization:

January 14, 2022

Physical Address of Issuer:

3277 E. Louise, Suite 375
Meridian, Idaho 83642

Website of Issuer:

https://chainraise.io/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

ChainRaise Portal, LLC

CIK Number of Intermediary:

0001870874

SEC File Number of Intermediary:

CRD Number of Intermediary:

31068

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Fortress.xyz

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Upon completion of the offering, a one-time success fee shall be paid to the intermediary in the amount of 5% of the gross proceeds of the capital raised. This fee compensates the intermediary for all costs incurred by the intermediary in respect of the offering, except for third-party advertisement expenses, which are billed through to the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

NONE

Type of Security Offered:

Units of membership interest

Target Number of Securities to be Offered:

5,000,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$100,000

Oversubscriptions Accepted:
☐ Yes
X No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

September 15, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Income Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

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APRIL 8, 2022

FREE FOR ALL BITCOIN MINING FUND LLC

Up to $5,000,000 of Units of Membership Interest

Free For All Bitcoin Mining Fund LLC, a Wyoming limited liability company ("**Free For All**", the "**Company**," "**we**," "**us**", or "**our**"), managed by Texas Two Bit Miners LLC, a Wyoming limited liability company ("**TTBM**" or the "**Manager**"), is offering (this "**Offering**") a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of units of membership interest in the Company (the "**Units**" or "**Securities**"), at purchase price of $1.00 per Unit, to qualified prospective investors ("**investors**" or "**you**") on a best efforts basis as described in this Form C in accordance with Regulation CF promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "**Securities Act**"). We must raise an amount equal to or greater than the Target Offering Amount by September 15,2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned.

The Company will use the proceeds of this Offering to invest in bitcoin mining, as further described herein (the "**Business**").

The rights and obligations of investors with respect to the Securities are set forth below in the section titled *"Summary of the Operating Agreement"*. In order to purchase the Securities, you must complete the purchase process through our intermediary, ChainRaise Portal, LLC (the "**Intermediary**"). All committed funds will be held in escrow with Fortress.xyz (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

This Form C Offering Statement dated April 8, 2022 (as it may be amended, restated, supplemented, or otherwise modified from time to time, this "**Offering Statement**") is proprietary to the Company. Prospective investors are encouraged to carefully review this Offering Statement, together with the Company's Operating Agreement and form of Subscription Agreement (collectively, the "**Offering Documents**"), in their entirety, and consult with their advisors, prior to making an investment decision. Neither the Company nor the Manager has any obligation to supplement or otherwise update the information in this Offering Statement.

Investment commitments will be represented Units in the Company, based on the total commitment made by the investor divided by the purchase price of $1.00 per Unit. The Manager reserves the right at any time to cause the Units to become represented by digital tokens and, in connection therewith, to allow the Units to be bought, sold, and transferred in whole portions or fractional portions, subject to compliance with the Securities Act (including Rule 501 of Regulation CF), any applicable state securities laws, and the terms and conditions of the Operating Agreement.

Under the terms of the Operating Agreement and Subscription Agreement, the Securities sold in this Offering will be deposited into a custodial account with Fortress.xyz, who will serve as the trustee, custodian, and legal record holder (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have an account with the Custodian in order to receive Securities from this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$0	$100
Target Offering Amount	$100,000	$8,850	$91,150
Maximum Offering Amount	$5,000,000	$253,850	$4,746,150

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive a capital raise success fee equal to five percent (5%) of the Securities sold in this Offering. ChainRaise Portal, LLC will receive a one-time fee in the amount of $3,850.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS OFFERING STATEMENT TITLED *"RISK FACTORS"* BEGINNING ON PAGE 22.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT (INCLUDING RULE 501 OF REGULATION CF), ANY APPLICABLE STATE SECURITIES LAWS, AND THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIMETRUST/FUND AMERICA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities

laws. **Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://chainraise.io/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://chainraise.io/

The date of this Offering Statement is April 8, 2022.

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TABLE OF CONTENTS

Page

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by detailed information appearing elsewhere in this Offering Statement or the other Offering Documents. The Company urges prospective investors to carefully review the Offering Documents in their entirety, and not just this summary, including, without limitation, the Company's Operating Agreement, and consult with their advisors, prior to making an investment decision. In the event of any contradiction between the summary below and the terms and conditions of the Offering Documents themselves, the terms and conditions of the Offering Documents themselves shall govern and control.

The Company: Free For All Bitcoin Mining Fund LLC was recently formed as a Wyoming limited liability company. The Company's principal offices are located at 3277 E. Louise Street, Suite 375, Meridian, Idaho 83642, and it can be reached via email at info@shannonrobnettindustries.com.

The Manager: The Company is manager-managed, and the Manager is Texas Two Bit Miners LLC, a Wyoming limited liability company. The Manager's principal offices are located at 3277 E. Louise Street, Suite 375, Meridian, Idaho 83642, and it can be reached via email at info@shannonrobnettindustries.com. The Manager is managed and controlled by the principal, Shannon Robnett.

Purpose of the Company: The purpose of the Company is to invest substantially all of its capital in the Business, as summarized herein.

Investment Strategy: The net proceeds of this Offering will be used by the Company to purchase bitcoin miners and operate them via a hosted solution. Of the bitcoin that is mined by the miners, bitcoin may be sold to cover Company Expenses in the Manager's discretion, and the remaining bitcoin will be distributed on a quarterly basis, based on the value of the bitcoin at the end of each quarter, according to the waterfall summarized in this Offering Statement and set forth in the Operating Agreement. The bitcoin will be distributed by the Company directly into the Members' digital wallets, and the Members will be responsible for setting up their own digital wallets in order to receive such distributions.

The Manager estimates that this investment strategy will generate an approximately 100% IRR over the life of the investment.

The Manager believes that the Business constitutes an active investment that is considered a business function and, as such, will provide 100% depreciation of the assets in the first year of operation.

No returns or tax benefits are guaranteed, and these pro forma statements are for illustration purposes only.

This Offering: The Company is offering up to $5,000,000 in Units in the Company, at a purchase price of $1.00 per Unit, to qualified prospective investors in accordance with Regulation CF under the Securities Act. The Units have the same rights and obligations among the Members, as summarized in this Offering Statement and set forth in the Operating Agreement.

Maximum Offering Amount: Under Regulation CF, the Company may not sell more than $5,000,000, in Units in the Company in any 12-month period. This constitutes the Maximum Offering Amount.

Target Offering Amount The Target Offering Amount is $100,000. And the deadline to raise the Target Offering Amount is September 15, 2022. The Company must raise an amount

FREE FOR ALL BITCOIN MINING FUND LLC

FORM C OFFERING STATEMENT 1

and Deadline: equal to or greater than the Target Offering Amount by the Offering Deadline of September 15,2022. Unless the Company receives acceptable subscriptions from investors in the aggregate amount of the Target Offering Amount by the Offering Deadline, no Units will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned to investors.

Minimum Investment: Each investor must subscribe to invest at least $100, which is our Minimum Individual Purchase Amount. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its discretion.

Offering Period: Subject to the Company's failure to raise the Target Offering Amount by the Offering Deadline, this Offering will continue until the Maximum Offering Amount is raised. The Business intends to commence operating the assets as soon as possible. Notwithstanding the foregoing, the Manager may terminate this Offering at any time and the Manager will not accept any subscriptions after this Offering is terminated.

How to Invest: In order to purchase the Units, you must complete the purchase process through our Intermediary, ChainRaise Portal, LLC. All committed funds will be held in escrow with our Escrow Agent, Fortress.xyz until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment Limitations: This Offering is being made pursuant to an exemption from the registration requirements of the Securities Act available under Regulation CF promulgated by the Securities and Exchange Commission under the Securities Act. Accordingly, under Regulation CF, the amount you can invest in this Offering depends on whether you are an "accredited investor" (as that term is defined in Rule 501(a) of Regulation D under the Securities Act).

If you are an accredited investor, you may invest as much as you want in this Offering (until the Company has raised from all investors in this Offering the Maximum Offering Amount).

If you are not an accredited investor, then the amount you invest depends on your annual income or net worth (as determined in accordance with Rule 501(a) of Regulation D under the Securities Act). If your annual income or net worth is less than $107,000, then you may invest the greater of $2,200 and 5% of the greater of your annual income and net worth. If both your annual income and net worth is at least $107,000, then you can invest the lesser of $107,000 and 10% of the greater of your annual income and net worth.

Please note that these investment limitations apply in the aggregate for all investments you make in any 12-month period in offerings being conducted under Section 4(a)(6) of the Securities Act, including your investment in this Offering.

Suitability Requirements: An investment in the Units involves significant risk and is suitable only for sophisticated persons of adequate financial means and that have no need for liquidity with respect to the investment and that can bear the economic risk of a complete loss of their investment. Prospective investors should review the form of Subscription Agreement to determine whether they qualify as an eligible investor in the Units.

FREE FOR ALL BITCOIN MINING FUND LLC
FORM C OFFERING STATEMENT 2

Plan of Distribution: This Offering is being conducted on a "best efforts" basis by the Company. This Offering is not underwritten.

The Intermediary will receive a capital raise success fee equal to five percent (5%) of the Securities sold in this Offering. ChainRaise Portal, LLC will receive a one-time fee in the amount of $3,850.

Use of Proceeds: The Company will use the proceeds from this Offering to implement its investment strategy and pay Company Expenses.

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FREE FOR ALL BITCOIN MINING FUND LLC
FORM C OFFERING STATEMENT 3
SUMMARY OF THE OPERATING AGREEMENT

The following summary is qualified in its entirety by detailed information appearing elsewhere in this Offering Statement or the other Offering Documents. The Company urges prospective investors to carefully review the Offering Documents in their entirety, and not just this summary, including, without limitation, the Company's Operating Agreement, and consult with their advisors, prior to making an investment decision. In the event of any contradiction between the summary below and the terms and conditions of the Offering Documents themselves, the terms, and conditions of the Offering Documents themselves shall govern and control.

Management: The Company is manager-managed, and the Manager is TTBM. The Manager is managed and controlled by the principal, Shannon Robnett.

The Operating Agreement gives the Manager broad authority to manage the Company and the Business and to make all decisions with respect to the Company. Under the terms of the Operating Agreement, the Manager also determines the amount of net income available for distribution by the Company to the Members. As provided in the Operating Agreement, the Manager may only be removed as the manager of the Company for cause and upon written notice of removal for cause from the Member or Members holding an aggregate Ownership Interest of no less than 75%. In the event the Manager resigns or is removed as the manager of the Company, the Member or Members holding an aggregate Ownership Interest of no less than 75% may appoint a replacement manager.

Units: Investment commitments will be represented Units in the Company, based on the total commitment made by the investor divided by the purchase price of $1.00 per Unit. The Manager reserves the right at any time to cause the Units to become represented by digital tokens and, in connection therewith, to allow the Units to be bought, sold, and transferred in whole portions or fractional portions, subject to compliance with the Securities Act (including Rule 501 of Regulation CF), any applicable state securities laws, and the terms and conditions of the Operating Agreement.

The Units are uncertificated and entitle the holders thereof that are admitted as members of the Company pursuant to the terms of the Operating Agreement ("**Members**") to certain governance and economic rights apportioned according to each Member's relative ownership interest in the Company equal to a number, expressed as a percentage interest, determined by dividing the Units held by such Member by the aggregate Units held by all Members as of the date of calculation (each, an "**Ownership Interest**"). The Units have the same rights and obligations among the Members, as summarized in this Offering Statement and set forth in the Operating Agreement.

Governance Rights: The management of the Company and its affairs is vested in the Manager, and accordingly the Members have minimal rights to participate in the governance of the Company and its affairs, as summarized in this Offering Statement and set forth in the Operating Agreement.

Capital Contributions: Each Member will be required to make its capital contribution to the Company in full as instructed and as a condition precedent to the Member's admission to the Company.

Additional Capital: No Member will be required to make any additional capital contributions to the Company. If the Company requires additional capital in excess of the initial capital contributions of the Members (for example, to pay Company Expenses), in lieu of requiring the Members to make additional capital contributions to the

FREE FOR ALL BITCOIN MINING FUND LLC
FORM C OFFERING STATEMENT 4

Company, the Manager may cause the Company to borrow such capital either (i) from a commercial bank, lending institution, or other person or (ii) from the Manager, any Member, any of their affiliates, or any other persons; provided, that the loan is on commercially reasonable terms and bears interest at a rate not to exceed 12% per annum. Any third-party loans must be without recourse to the Members unless otherwise agreed in writing by the Members.

Interim Distributions: During the term of the Company, subject to sufficient bitcoin being mined by the bitcoin miners, the Manager will seek to cause the Company to distribute any remaining bitcoin, after payment of Company Expenses, to the Members on a quarterly basis as follows:

(i) First, to the Members pro rata according to their respective outstanding capital contributions to the Company until they receive a full return of their capital contributions;

(ii) Second, to the Members pro rata according to their respective accrued, but unpaid preferred return until they receive a 12% preferred return on their outstanding capital contributions to the Company, which preferred return accrues on annual, cumulative, but non-compounding basis from the date such capital contributions are made by the Members to the Company until the date they are returned by the Company to the Members (for the avoidance of doubt, the preferred return is not perpetual, but rather only accrues with respect to each Member's capital contributions for so long as those capital contributions have not been returned by the Company); and

(iii) Third, 50% to the Members pro rata according to their respective Ownership Interests and 50% to the Manager.

The bitcoin will be distributed by the Company directly into the Members' digital wallets, and the Members will be responsible for setting up their own digital wallets in order to receive such distributions. The Manager will endeavor to make distributions on a quarterly basis, but there is no guarantee of the frequency or amount of such distributions, or whether such distributions will be made at all.

Distributions upon Liquidation: Upon the dissolution and liquidation of the Company, any net proceeds of the Company's assets, as determined by the Manager in its discretion, will be distributed as follows:

(i) First, to the payment and discharge of all of the Company's debts and liabilities; and

(ii) Second, to the Members and Managers according to the waterfall for interim distributions set forth above.

Tax Distributions: The Manager does not plan to make any tax distributions. The Members will be responsible for paying any applicable taxes arising from their share of the taxable income of the Company. There is no guarantee that the bitcoin distributed to them by the Company will be sufficient for the Members to pay their tax liabilities.

Type of Distributions: The Operating Agreement provides that distributions may be made by the Company to the Members in cash, cash equivalents, bitcoin, other cryptocurrency, or other property as determined by the Manager in its discretion.

FREE FOR ALL BITCOIN MINING FUND LLC
FORM C OFFERING STATEMENT 5

Company Expenses: The following fees, costs, and expenses, whether paid by the Company or paid by the Manager, principal, or an affiliate of the Manager or principal and reimbursed by the Company will be included in the expenses that are borne and payable by the Company prior to the determination of any cash available for distribution to the Members (the "**Company Expenses**"):

• The Management Fee;

• All expenses of the Business payable by the Company, including, without limitation, any pool management fees payable to the pooling manager and any utility expenses associated with the Company's bitcoin miners that are payable to the bitcoin mining host;

• All fees, costs, and expenses incurred by or on behalf of the Company in connection with forming the Company, preparing the Offering Documents, conducting the Offering, and related matters, including the fees payable to the Intermediary and the Escrow Agent and Custodian;

• All fees, costs, and expense incurred by or on behalf of the Company in connection with the administration of the Company and the enforcement of the terms of the Operating Agreement;

- The fees and reasonable expenses incurred by the Partnership Representative;

- Any taxes, corporate maintenance, or qualification or filing or licensing fees, or federal or state "blue sky" securities filing fees incurred by or on behalf of the Company, and any fees, costs, and expenses incurred by or on behalf of the Company in connection with the preparation, reporting, and filing of foreign, federal, state, or local tax returns by the Company;

- All costs, litigation and alternative dispute resolution expenses, and attorneys' fees incurred by or on behalf of the Company in any claim or action in connection with the recovery, protection or preservation of property received or held by the Company;

- All fees, costs and expenses incurred by or on behalf of the Company in the dissolution and winding-up of the Company; and

- All fees, costs, and expenses incurred by or on behalf of the Company in connection with the obligations of the Company to indemnify any Indemnitee under the terms of the Operating Agreement.

Management Fees: As consideration for the Manager providing management services to the Company and with respect to the Business, the Company shall pay the Manager a management fee equal to 1.5% per annum of the greater of the aggregate unreturned capital contributions of the Members or the total value of the assets of the Company (the "**Management Fee**"), calculated by the Manager as of the end of each calendar month and payable in arrears on a monthly basis. Any Management Fee not paid in full for a particular month shall be carried forward until paid in full. The Management Fee may be paid in cash or bitcoin, as determined by the Manager in its discretion.

Term: The Company shall have a perpetual existence unless and until the occurrence of certain events, including, without limitation, the sale or other disposition of

FREE FOR ALL BITCOIN MINING FUND LLC
the Business or the written election of the Manager and the Members holding an aggregate Ownership Interest of no less than 75%.

Withdrawals: No Member shall be entitled to withdraw from the Company or receive any return of the Member's capital contribution, except as specified in the Operating Agreement. No Member may demand redemption of the Member's Unit.

The Manager, by written notice to any Member, may suspend payment of any distribution or withdrawal proceeds to such Member if the Manager reasonably deems it necessary to do so to comply with anti-money laundering laws and regulations applicable to the Company, the Manager, the Members, or any of the Company's service providers.

The Manager may require a Member to withdraw all or any part of the Member's capital contribution to the Company if the Manager considers such withdrawal necessary to correct violations of law or applicable regulation, or to avoid a material adverse impact on the Company, the Manager, or the other Members. In such event, the Manager shall give not less than five business days' written notice to the Member specifying the date of withdrawal. As soon as practicable thereafter, the withdrawing Member shall receive the balance of the value in such Member's capital account, subject to all appropriate adjustments pursuant to the provisions of the Operating Agreement.

Transfers: As mandated by Rule 501 of Regulation CF, because the Units were sold in a crowdfunding offering, they cannot be transferred during the one-year period beginning on the date of purchase, unless transferred to the Company, to an accredited investor, as part of an SEC-registered offering, or to a family member (or trust for the benefit of a family member) of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance. After the one-year holding period expires, the Units may be freely transferred subject to the terms and conditions of the Operating Agreement and compliance with applicable state laws.

Notwithstanding the foregoing, there is no public market for the Units, and none is expected to develop. Investors should be prepared to hold their investment indefinitely.

Information Rights: The Manager will furnish to the Members (i) unaudited annual financial statements of the Company within 180 days following the end of the Company's fiscal year and (ii) unaudited quarterly financial reports of the Company within 75 days following the end of each of the first three fiscal quarters of the Company's fiscal year.

Other Interests of the Manager and Affiliates:
The Operating Agreement provides the Manager and its affiliates significant latitude to engage in other business activities, even if such business activities would compete with the interests of the Company or the Members or would limit the Manager's ability to manage the Company and its business.

In particular, and without limiting the foregoing, the Manager and its affiliates may carry on investment activities for their own accounts and for persons other than the Company or the Members, including any prior or future investment funds or other investment activities of the Manager or its affiliates. There is no requirement that the Manager or its affiliates bring a particular opportunity to the Company before taking that opportunity for their own account or the account of any prior or future investment funds or other investment activities

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of the Manager or its affiliates or any other persons other than the Company or the Members.

Additionally, the Manager and its affiliates may give or refuse to give prior or future investment funds or other investment activities of the Manager or its affiliates, Members, or any other persons, the opportunity to co-invest in the Business alongside the Company. The terms of any such co-investment shall be set by the Manager on a basis the Manager believes to be fair and reasonable to the Company and may include the payment of fees and profit interests to the Manager or affiliates of the Manager. The Manager, the principal, or any of their respective affiliates, may create and operate one or more investment entities which will invest in the Business in parallel with the Company or compete with the Business.

Capital Accounts: The Company will establish a capital account for each Member in accordance with the Internal Revenue Code of 1986, as amended (the "**Code**") and the regulations promulgated thereunder (the "**Regulations**"). The Manager will credit the capital account it establishes for each Member when it receives a capital contribution from the Member. The Manager will allocate to each Member's capital account income, gains, losses, and distributions in accordance with the Operating Agreement. Each Member's capital account will increase by the amount of additional capital contributions such Member makes and by such Member's pro rata share of income and gains realized by the Company. Each Member's capital account will decrease by such Member's pro rata share of losses and any amounts distributed to such Member.

Federal Income Tax Treatment:

or allow any of the activities that would cause the Company to be treated as a publicly traded partnership within the meaning of the Code and the Regulations. Accordingly, the Manager believes that the Company will be classified as a partnership for federal income tax purposes and that each Member in the Company will be treated as a partner for federal income tax purposes.

Because it will be treated as a partnership for federal income tax purposes, the Company will file annual income tax information returns but generally will not be subject as an entity to federal income tax liability. Instead, each Member will receive an IRS Form 1065, Schedule K-1, showing the Member's allocable share of the Company's income, gain, loss, deduction, and credit for each tax year. Each Member generally will be required to report, on the Member's separate income tax return, such Member's share of Company income, gain, loss, deduction, and credit, whether or not any cash or other property is distributed to such Member by the Company. In the absence of cash distributions from the Company, a Member may need to use funds from other sources to pay taxes with respect to Company income or gain that is allocated to that Member. Similarly, each Member generally will be able to report its share of tax losses of the Company, if any, for tax purposes, subject to certain limitations, even if the Member receives a cash distribution.

Members' Tax Basis in Units:
A limited liability company with more than one member is generally classified as a partnership for federal income tax purposes unless it elects to be classified as an association taxable as a corporation or is considered to be a publicly traded partnership. The Company has no intention of electing to be classified as an association taxable as a corporation for federal income tax purposes. Moreover, the Company does not intend to participate in

Generally, the initial tax basis of a Member's Units will equal the amount of money contributed to the Company in exchange for those Units, plus the Member's adjusted tax basis in any property contributed to the Company, less

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liabilities of the Member that are assumed by the Company, plus the Member's allocable share of the Company's liabilities determined in accordance with the Regulations under Section 752 of the Code. A Member's tax basis in its Units will be increased by the Member's allocable share of Company taxable income and the amount of any additional capital contributions by the Member. A Member's tax basis in its Units will be decreased (but not below zero) by the Member's allocable share of Company tax losses and the amount of any distributions to the Member by the Company. Subject to certain potentially applicable limitations, a Member may be able to deduct its allocable share of Company tax losses, but only to the extent that such losses do not exceed the Member's adjusted tax basis in its Units. Losses in excess of basis may be carried forward until the Member's adjusted tax basis in its Units is increased above zero.

Fiscal Year: The fiscal year of the Company is the period from January 1 to December 31 of each calendar year; provided, that the Manager may change the fiscal year end as it deems appropriate.

Exculpation and Indemnification:
Neither the Manager, the Partnership Representative, any of their respective affiliates, nor any of their respective principals, partners, members, officers, employees, or agents (each, an "**Indemnitee**") will be liable for, and

each shall be indemnified and held harmless by the Company to the fullest extent legally permissible from and against, any loss or cost arising out of, or in connection with, any act or activity undertaken (or omitted to be undertaken) in fulfillment of any obligation or responsibility under the Operating Agreement, including any such loss sustained by reason of any investment in the Company or the Business, except that no Indemnitee will be exculpated from, nor indemnified and held harmless from and against, any liability arising from losses caused by such Indemnitee's gross negligence, willful misconduct, bad faith, or knowing violation of applicable law.

Member Liability: A Member will not be liable for the debts or obligations of the Company except to the extent of its capital contributions in the Company.

ERISA Members: The Manager intends to operate the Company in such a manner that the assets of the Company are not deemed to be "plan assets" for purposes of ERISA. The Manager intends to monitor the investments in the Company and take actions to ensure that less than 25% of the Units are held by investors that are subject to Part 4 of Title I of ERISA. As a result, the Manager may need to restrict subscriptions, purchases and transfers of Units that would result in such 25% limit being exceeded. The Manager may also expel a Member that is subject to Part 4 of Title I of ERISA by forcing such Member to either redeem its Units or sell its Units to another Member or Person, if it is determined by, the Manager, the United States Department of Labor or Internal Revenue Service, or a court of competent jurisdiction that (i) such Member's continued status as a Member of the Company or the conduct of the Company will result, or there is a material likelihood that such continuation or conduct will result, in a material violation of ERISA or Section 4975 of the Code, or (ii) all or a portion of the Company's assets constitute "plan assets" of such Member.

Amendments: Most amendments of the Operating Agreement require the approval of the Manager and the Members collectively holding a majority Ownership Interest.

Certain amendments of the Operating Agreement require the approval of all the Members, including, for example, amendments that would cause Members to be personally liable for the obligations of the Company or that would change

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FORM C OFFERING STATEMENT 9

the rights and interests of the Members in the income of the Company, the voting rights of the Members under the Operating Agreement, or the rights of Members with respect to capital contributions or on liquidation of the Company.

Other ministerial or administrative amendments of the Operating Agreement may be made by the Manager without approval by the Members.

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FORM C OFFERING STATEMENT 10

INVESTOR SUITABILITY

This Offering is being made pursuant to an exemption from the registration requirements of the Securities Act available under Regulation CF promulgated by the Securities and Exchange Commission under the Securities Act.

Investment Limitations per Investor

Each investor must subscribe to invest at least $100, which is our Minimum Individual Purchase Amount. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its discretion.

Under Regulation CF, the amount you can invest in this Offering depends on whether you are an "accredited investor" (as that term is defined in Rule 501(a) of Regulation D under the Securities Act).

If you are an accredited investor, you may invest as much as you want in this Offering (until the Company has raised from all investors in this Offering the Maximum Offering Amount).

If you are not an accredited investor, then the amount you invest depends on your annual income or net worth (as determined in accordance with Rule 501(a) of Regulation D under the Securities Act).

If your annual income <u>or</u> net worth is less than $107,000, then you may invest the <u>greater</u> of:

- $2,200; and
- 5% of the <u>greater</u> of your annual income and net worth.

If b<u>oth</u> your annual income <u>and</u> net worth is at least $107,000, then you can invest the <u>lesser</u> of:

- $107,000; and
- 10% of the <u>greater</u> of your annual income and net worth.

Please note that these investment limitations apply in the aggregate for all investments you make in any 12-month period in offerings being conducted under Section 4(a)(6) of the Securities Act, including your investment in this Offering.

Suitability Requirements

An investment in the Units involves significant risk and is suitable only for sophisticated persons of adequate financial means and that have no need for liquidity with respect to the investment and that can bear the economic risk of a complete loss of their investment. Prospective investors should review the form of Subscription Agreement to determine whether they qualify as an eligible investor in the Units.

Each investor must have funds adequate to meet personal needs and contingencies, be able to bear the entire loss of their investment in the Units, have no need for liquidity from their investment in the Units, and purchase the Units for long-term investment only and not with a view to resale or distribution. A Member's capital contributions (as adjusted to reflect the allocation of income and losses) to the Company may not be redeemed and the Member may not withdraw from the Company except upon the consent of the Manager, which the Manager may withhold in its discretion, and then only in compliance with the terms of the Operating Agreement and federal and state securities laws and regulations.

As mandated by Rule 501 of Regulation CF, because the Units were sold in a crowdfunding offering, they cannot be transferred during the one-year period beginning on the date of purchase, unless transferred to the Company, to an accredited investor, as part of an SEC-registered offering, or to a family member (or trust for the benefit of a family member) of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance. After the one-year holding period expires, the Units may be freely transferred subject to the terms and conditions of the Operating Agreement and compliance with applicable state laws. Notwithstanding the foregoing, there is no public market for the Units, and none is expected to develop. Investors should be prepared to hold their investment indefinitely.

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FORM C OFFERING STATEMENT 11

Each investor, either alone or with a purchaser representative, must also have sufficient knowledge and experience in financial and business matters generally, and in securities investment in particular, to be capable of evaluating the merits and risks of investing in the Company. These risks include risks associated with general economic conditions, capital and debt markets, the cryptocurrency industry, the Company's investment strategy, the potentially unlimited term of the Company, the lack of liquidity, restrictions on transfer and resale of the Units, and the mid-term nature of an investment in the Units. Investors should not purchase Units if they are seeking current income distributions on their investments in the short term.

The suitability standards discussed herein represent only the minimum suitability standards for investors. The satisfaction of such standards by an investor does not necessarily mean that the Units are a suitable investment for such investor. All prospective investors are encouraged to consult with their own advisors to determine whether an investment in the Units is appropriate for them. The Manager may reject subscriptions in whole or in part in its discretion, even when investors may otherwise meet the suitability standards and qualify for an investment.

In order to subscribe to purchase Units, each investor will be required complete, sign, and return a Subscription Agreement, pursuant to which the investor represents and warrants to the Company that (among other things): (i) the investor's investment commitment amount is within the applicable investment limitations under Regulation CF; (ii) by reason of the investor's business or financial experience or that of the investor's purchaser representatives, the investor is capable of evaluating the merits and risks of an investment in the Units; (iii) the investor is acquiring the Units for its own account, for investment only, and not with a view toward the resale or distribution thereof; (iv) the investor is aware that the Units have not been registered under the Securities Act or any state securities laws and that transfer thereof is restricted by the Securities Act and applicable state securities laws; and (v) the investor is aware of the absence of a market for the Units.

Accredited Investor Requirements

Generally, to be treated as an "accredited investor" under Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act, an investor must satisfy one of the following tests:

(a) <u>Individuals</u>. If the purchaser is an individual, the purchaser must represent that he or she (i) has an individual net worth, or joint net worth with that person's spouse, of at least $1 million excluding the value of the purchaser's primary residence and any indebtedness that is secured by the purchaser's residence, except for the amount of indebtedness that is secured by the purchaser's primary residence that exceeds, at the time of his or her purchase of the securities offered, (A) the estimated fair market value of the primary residence or (B) the amount of indebtedness outstanding 60 days before the time of his or her purchase of the securities offered, other than as a result of the acquisition of the primary residence, or (ii) had an individual income in each of the two most recent years in excess of $200,000, or joint income with the purchaser's spouse in excess of $300,000 for each of the two most recent fiscal years, and in either case, the purchaser has a reasonable expectation of reaching the same income level in the current year.

(b) <u>Entities</u>. (i) Any corporation, Massachusetts or similar business trust, or partnership that was not formed for the specific purpose of acquiring the securities offered and has total assets in excess of $5 million, or (ii) any entity in which all of the equity owners are individuals who each have a net worth (including assets jointly held with his or her spouse) in excess of $1 million excluding the value of the individual's primary residence and any indebtedness that is secured by the individual's residence, except for the amount of indebtedness that is secured by the individual's primary residence that exceeds, at the time of the entity's purchase of the securities offered, (A) the estimated fair market value of the primary residence or (B) the amount of indebtedness outstanding 60 days before the time of purchase of the securities offered, other than as a result of the acquisition of the primary residence.

(c) <u>Certain Trusts</u>. Any trust with total assets in excess of $5 million not formed for the specific purpose of acquiring the securities offered whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

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FORM C OFFERING STATEMENT 12

(d) <u>Benefit Plans</u>. Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5 million; any Benefit Plan within the meaning of ERISA (defined below) if the investment decision is made by a "Plan Fiduciary," as defined in Section 3(21) of ERISA, that is a bank, savings and loan association, insurance company or registered investment advisor, or that has total assets in excess of $5 million; or, if the Benefit Plan is a self-directed plan or IRA (defined below), the plan or IRA has its investment decisions made solely by participants or beneficiaries that are accredited investors.

(e) <u>Other Purchasers</u>. Other accreditation standards are described in the Subscription Agreement.

Reliance on Subscriber Information

Representations and requests for information regarding the satisfaction of investor suitability standards are included in the Subscription Agreement that each prospective investor must complete. The Units have not been registered under the Securities Act and are being offered in reliance on Section 4(a)(6) thereof and Regulation CF promulgated by the Securities and Exchange Commission thereunder, and in reliance on applicable exemptions from state law registration or qualification provisions. Accordingly, before selling Units to any offeree, the Manager intends to make all inquiries reasonably necessary to satisfy itself that the prerequisites of such exemptions have been met. Prospective investors will also be required to provide whatever additional evidence is deemed necessary by the Manager to substantiate information or representations contained in their Subscription Agreements. The standards set forth above are only minimum standards. The Manager reserves the right, in its exclusive discretion, to reject any Subscription Agreement for any reason, regardless of whether a prospective investor meets the suitability standards. In addition, the Manager reserves the right, in its exclusive discretion, to waive minimum suitability standards not imposed by law.

Investment Company Act

For the Company to avoid classification as an "investment company" under the Investment Company Act of 1940 (the "Company Act"), the Manager may limit ownership by any other investment company (even if it is exempt from the definition under Section 3(c)(1) or Section 3(c)(7) of the Company Act) to less than 10% of the outstanding Ownership Interests at the time such entity invests in the Company. If any such entity subscribes for Units in the Company, the Manager may limit, in its discretion, the Units sold to such entity to less than 10% of the Ownership Interests after such entity's investment. If the entity's subscription is for a greater amount, the difference may, in the Manager's discretion, be refunded without interest.

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FORM C OFFERING STATEMENT 13
THE BUSINESS OF THE COMPANY

Purpose of the Company

The purpose of the Company is to invest substantially all of its capital in the Business, as summarized herein.

Investment Strategy

The net proceeds of this Offering will be used by the Company to purchase bitcoin miners and operate them via a hosted solution. Of the bitcoin that is mined by the miners, bitcoin may be sold to cover Company Expenses in the Manager's discretion, and the remaining bitcoin will be distributed on a quarterly basis, based on the value of the bitcoin at the end of each quarter, according to the waterfall summarized in this Offering Statement and set forth in the Operating Agreement. The bitcoin will be distributed by the Company directly into the Members' digital wallets, and the Members will be responsible for setting up their own digital wallets in order to receive such distributions. More information regarding the Company's investment strategy is available to investors upon request.

The Manager estimates that this investment strategy will generate an approximately 100% IRR over the life of the investment.

The Manager believes that the Business constitutes an active investment that is considered a business function and, as such, will provide 100% depreciation of the assets in the first year of operation.

No returns or tax benefits are guaranteed, and these pro forma statements are for illustration purposes only. The investment returns are highly dependent on the difficulty growth of the bitcoin mining and bitcoin price.

Overview of Cryptocurrency Industry

Cryptocurrencies are generally blockchain based distributed digital ledgers with properties defined by software. They use cryptographic techniques to secure transactions and control the creation of new units (aka "coins"). Generally, the development and operation of cryptocurrencies happens through a decentralized network of people and machines, though not always. Cryptocurrencies are considered a subset of digital currencies, alternative currencies, and virtual currencies. They generally do not have physical bank notes or coins and are usually not issued by a government. Cryptocurrencies are used primarily outside of existing banking and governmental institution, and exchanged over the Internet. Cryptocurrencies are not backed by any government, fiat currency or commodity. Although in the early stages of development and acceptance, cryptocurrencies have the potential to challenge and disrupt more traditional systems of currency, payments, provisioning, and value transfer.

The first Bitcoin was created in 2009 by pseudonymous developer Satoshi Nakamoto. In the ensuing years, the number of cryptocurrencies, market participants and companies in the space has increased dramatically. Well known cryptocurrencies include Bitcoin, Ethereum, Ripple, Bitcoin Cash, Litecoin and Dash. Cryptocurrencies are used for a variety and rapidly increasing set of purposes. The category and protocols are still being defined and evolving.

Some startup companies play an integral part of the blockchain ecosystem by validating transactions on the blockchain. This process of validating transactions is known as mining. Miners receive a reward for successfully validating these transactions, and receive the cryptocurrency mined as the reward. As cryptocurrencies like bitcoin gain traction and are widely adopted, the need for miners to validate these transactions grows, giving rise to a boom in the blockchain infrastructure economy.

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FORM C OFFERING STATEMENT 14
MANAGEMENT

Identity and Background

Texas Two Bit Miners LLC, a Wyoming limited liability company ("**TTBM**"), is the manager (the "**Manager**") of the Company. The Manager is owned and managed by Shannon Robnett. The Manager's mailing address is Texas Two Bit Miners LLC, Attn: Shannon Robnett, 3277 E. Louise, Suite 375, Meridian, Idaho 83642. The Manager can also be reached via email at info@shannonrobnettindustries.com.

Principal

Shannon Robnett



SHANNON ROBNETT
REAL ESTATE DEVELOPER & SYNDICATOR

Shannon has been in the real estate industry for over 40 years. He has been involved from start to finish on over $250,000,000 in construction projects covering the gamut from multi family, professional office buildings to City halls, fire and police stations, schools, industrial and mini storage. Shannon says that there is phenomenal growth in just building, filling, and selling a product. Shannon further explains that his operation is different than most because he is looking for syndication partners that are seeking tax-advantaged situations and his main clients are using IRAs to invest, not clients looking for small monthly cash flow investments.

Another reason Shannon is different is that the majority of the projects are ground up developments. Shannon and his team have streamlined the ground up process, making it a much more lucrative product to invest in. They achieve this through a vertically integrated strategy: from Vertical Equity's investor partnerships, to Phoenix Commercial Construction's high-quality development, to Executive Management Services property management – Shannon Robnett Industries oversees the full cycle and ensures utmost quality.

Additional information regarding TTBM and its principal's prior investment projects and investment performance is available to prospective investors on a confidential basis upon request. **However, such information is not indicative of the actual or anticipated performance of the Company and no assurances can be made that the Company will invest in similar projects or will have similar results.**

The Manager's Role

The Operating Agreement gives the Manager broad authority to manage the Company and the Business and to make all decisions with respect to the Company. Very few decisions with respect to the Company require the vote or written consent of the Members. The Manager also serves as the Partnership Representative of the Company for tax purposes (as that term is defined in the Operating Agreement).

The Manager controls and manages the Company's affairs and has responsibility and final authority in almost all matters affecting the Business and the affairs of the Company. These duties include dealings with Members; accounting, tax, and legal matters; communications and filings with regulatory agencies; and all other required management and operational duties for the Company, as detailed in the Operating Agreement. The authority of the Manager under the Operating Agreement includes, without limitation, the authority to:

- acquire, sell, exchange, transfer or dispose of any assets, whether or not in the ordinary course of the Business;

- cause the capital contributions received by the Company from Members to pay the expenses and liabilities of the Company, acquire assets for the Business, and otherwise fund the Business and the affairs of the Company;

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- pay all expenses, debts, and obligations of the Company to the extent that funds of the Company are available therefore;

- issue Units in the Company in exchange for capital contributions subject to the terms of the Operating Agreement;

- take any action the Manager determines is necessary or desirable to ensure that the assets of the Company are not deemed to be "plan assets" for purposes of ERISA;

- bring, compromise, settle and defend actions at law or in equity;

- engage in any kind of activity and perform and carry out contracts of any kind necessary to, or in connection with, the accomplishment of the purposes of the Company;

- cast any votes or execute any written consents on behalf of the Company with respect to any subsidiaries of the Company;

- enter into agreements and contracts with third parties and, subject to the terms of the Operating Agreement, affiliates of the Manager or principal, to provide services to the Company or in furtherance of the Business and the affairs of the Company;

- maintain, at the expense of the Company, adequate records and accounts of all operations and expenditures;

- purchase, at the expense of the Company, liability, casualty, fire and other insurance and bonds to protect the Business, including the assets, the Manager, the Members, and the Company's employees and agents;

- purchase, at the expense of the Company, director and officer liability insurance to protect the Manager and its officers, managers, and employees, and "key man" life and disability insurance policies insuring the life of the principal for the benefit of the Manager and for the Manager to be able to locate a replacement for the principal;

- open accounts and deposit, maintain and withdraw funds in the name of the Company in any bank, savings and loan association, brokerage firm or other financial institution;

- establish reserves for contingencies and for any purposes of the Company;

- retain, and dismiss from retainer, any and all Persons providing legal, accounting, engineering, brokerage, consulting, appraisal, investment advisory or management services to the Company, or such other agents as the Manager deems necessary or desirable for the management and operation of the Company and the Business;

- incur and pay all expenses and obligations incident to the operation and management of the Company, including, without limitation, services, taxes, interest, travel, rent, insurance, and supplies;

- distribute funds to the Members by way of cash or otherwise, all in accordance with the provisions of the Operating Agreement;

- prepare and cause to be prepared reports, statements, and other relevant information for distribution to Members;

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FORM C OFFERING STATEMENT 16

- prepare and file all necessary returns, reports, and statements, and pay all taxes, assessments and other impositions relating to the assets or operations of the Company;

- effect a dissolution of the Company as provided in the Operating Agreement;

- make investments on a short-term basis of the Company's cash prior to its use for the purposes of the Company or distribution to the Members;

- act for and on behalf of the Company in all matters incidental to the foregoing; and

- authorize any partner, member, manager, officer, employee, or agent of the Manager to act for and on behalf of the Company in all matters incidental to the foregoing.

The Members have no right to participate in the management or control of the Company or the Business other than to exercise the limited voting rights provided for in the Operating Agreement.

As provided in the Operating Agreement, the Manager may only be removed as the manager of the Company for cause and upon written notice of removal for cause from the Member or Members holding an aggregate Ownership Interest of no less than 75%. In the event the Manager resigns or is removed as the manager of the Company, the Member or Members holding an aggregate Ownership Interest of no less than 75% may appoint a replacement manager.

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FORM C OFFERING STATEMENT 17
MANAGER COMPENSATION AND FEES

Management Fee

As consideration for the Manager providing management services to the Company and with respect to the Business, the Company shall pay the Manager a management fee equal to 1.5% per annum of the greater of the aggregate unreturned capital contributions of the Members and the total value of the assets of the Company (the "**Management Fee**"), calculated by the Manager as of the end of each calendar month and payable in arrears on a monthly basis. Any Management Fee not paid in full for a particular month shall be carried forward until paid in full. The Management Fee may be paid in cash or bitcoin, as determined by the Manager in its discretion.

Carried Interest or Promote

In addition to the Management Fee, the Manager will receive 50% of any distributions that would otherwise be made to the Members after return of capital contributions and payment of the preferred return.

Fees for Other Services

The Manager may cause the Company to contract with any affiliates of the Manager to provide services to the Company whenever the Manager reasonably concludes that those affiliates are at least as qualified as other qualified vendors providing similar services, and the Company may pay those affiliates market-based fees, in amounts commensurate with fees that would be payable to unaffiliated entities for the same services.

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CONFLICTS OF INTEREST

The Company is subject to various conflicts of interest arising out of its relationships with the Manager and affiliates of the Manager. No agreements or other arrangements between the Company and the Manager or its affiliates were the result of arm's-length negotiations. Some of the potential conflicts of interest relating to the Company's business include, without limitation, the following:

Terms Established by the Manager

The terms of the Company and the relationship between the Manager and the Members have been determined independently and arbitrarily by the Manager. As a result, there can be no assurance that these terms are as favorable to the Company and the Members as could be obtained from an unaffiliated party or as the result of arm's-length negotiations.

Management of the Business

The Company's sole purpose is to make a capital investment in the Business. The Business is managed by the

Manager acting on behalf of the Company. As such, the Manager has broad latitude to manage the Business and oversee and operate the Business in whatever manner the Manager determines is in the best interests of the Company. The Members have no right to participate in the management or control of the Business other than to exercise the limited voting rights provided for in the Operating Agreement.

Compensation

Where the Manager will be compensated through a combination of a Management Fee based on the aggregate unreturned capital contributions of the Members or the total value of the assets of the Company and a portion of the distributions that would otherwise be made to the Members, the Manager may be motivated to retain capital contributions, invest in assets, or otherwise operate the Company and the Business in a manner to generate more revenue for distributions to the Manager, to sell the Business or the Company's assets earlier to generate proceeds for distribution to the Manager, or to minimize reserves to the detriment of the Company and its Members.

Affiliation with Others

The Manager and its affiliates engage in a broad spectrum of investment activities that are independent from the Company. The Manager and its affiliates have formed and intend to form other entities in which they act or will act as managers, some of which have or may have the same market and same investment objectives as the Company, and own or may own businesses similar to, and in competition with, the Company. There is no requirement that the Manager or its affiliates bring a particular investment opportunity to the Company before taking that opportunity for their own account or the account of any prior or future investment funds or other investment activities of the Manager or its affiliates or any other persons other than the Company or the Members.

Additionally, the Manager and its affiliates may give or refuse to give prior or future investment funds or other investment activities of the Manager or its affiliates, Members, or any other persons, the opportunity to co-invest in the Business alongside the Company. The terms of any such co-investment shall be set by the Manager on a basis the Manager believes to be fair and reasonable to the Company and may include the payment of fees and profit interests to the Manager or affiliates of the Manager. The Manager, the principal, or any of their respective affiliates, may create and operate one or more investment entities which will invest in the Business in parallel with the Company. The Manager is not obligated to have any of these transactions reviewed and approved by any disinterested persons. By investing in the Company and signing the Operating Agreement, investors are acknowledging and waiving these conflicts of interest.

Management and Liability

The Manager and its affiliates believe that they have sufficient staff personnel to be fully capable of discharging their responsibilities to the Company and to any future entities which they may form. The Company will not have independent management, and will rely on the Manager for the operation of the Company. The Manager and its

FREE FOR ALL BITCOIN MINING FUND LLC
affiliates will devote only so much of their time to the Company and the Business as in their judgment is reasonably required. The Manager and its affiliates have conflicts of interest in allocating management time, services, and functions between the Company and these other entities, as well as other business ventures in which the Manager or its affiliates may be involved. Liabilities incurred by the Manager in other ventures could adversely affect its ability to meet its obligations to the Company.

No Separate Representation

The Offering Documents are detailed and technical in nature. The law firm engaged by the Manager in connection with the formation of the Company, this Offering, and the preparation of the Offering Documents (the "**Law Firm**") represent the interests solely of the Manager, and will not represent the interests of any investor or Member. No independent counsel has been retained by the Manager or the Members to represent any Member, and the Law Firm disclaims any fiduciary or attorney-client relationship with the Members of the Company. Prospective investors should obtain the advice of their own counsel regarding legal matters. The Law Firm does not investigate or verify the accuracy and completeness of information set forth in this Offering Statement concerning the Company, the Manager or any of their respective affiliates, personnel, and prior performance. Although the Manager consults with the Law Firm from time to time, the Law Firm does not undertake to monitor compliance by the Manager and its affiliates with the investment program and other investment guidelines and procedures, and compliance matters set forth in this Offering Statement and the Operating Agreement, nor does the Law Firm monitor compliance by the Company, the Manager and/or their affiliates with applicable laws, unless in each case the Law Firm has been specifically retained to do so. In advising as to matters of law (including matters of law described in this Offering Statement), the Law Firm has relied, and will rely, upon representations of fact made by the Manager and other persons in this Offering Statement and other documents. Such advice may be materially inaccurate or incomplete if any such representations are themselves inaccurate or incomplete, and the Law Firm generally will not undertake independent investigation with regard to such representations.

Tax Matters

The Manager will act as "Partnership Representative" in accordance with applicable provisions of the Code and regulations promulgated thereunder pursuant to the terms of the Operating Agreement. Therefore, situations may arise in which the Manager may act on behalf of the Company in administrative and judicial proceedings involving the IRS or other enforcement authorities. Such proceedings may involve or affect other entities for which the Manager or its affiliates act as managers, general partners, or contractors. In such situations, the positions taken by the Manager may have differing effects on the Company and such other entities. Any decisions made by the Manager as the Partnership Representative of the Company will be made in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company and its Members. However, due to differing interests of the Manager and other Members, the decision of the Manager in any audit of the Company by the IRS may be in conflict with the action or decision desired by one or more Members.

Allocation of Management Resources

Although the Manager has agreed under the terms of the Operating Agreement to devote time to the Company and the Business, the Manager will also continue to engage in other business activities. The Company will compete with other investment funds managed by the Manager or its affiliates for the time and attention of the Manager. Accordingly, conflicts of interest may arise in the allocation of the Manager's resources between the Company and its other business activities.

Diverse Members

The Members may include persons or entities organized in various jurisdictions that may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual Members may relate to or arise from, among other things, the nature of the Company's investment strategy, the structure of such investment, and the fact that the Manager or its affiliates have other interests in the Business, as described herein. These factors may result in different returns being realized by different Members. In managing the Company and implementing its investment strategy, the Manager will consider the investment and tax objectives of the Company as a whole, not the investment, tax, or other objectives of any Member individually.

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FORM C OFFERING STATEMENT 20
Limited Fiduciary Duties

Conflicts may arise between the interests of the Manager and those of the Members. Although the Manager is accountable to the Company as a fiduciary, the Operating Agreement grants the Manager broad discretion as to many matters and limits the Manager's fiduciary duties By investing in the Company and signing the Operating Agreement, each investor acknowledges and consents to the exercise of such discretion, including when the Manager has a conflict of interest.

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FORM C OFFERING STATEMENT 21
RISK FACTORS AND INVESTMENT CONSIDERATIONS

The purchase of Units is speculative and involves a high degree of risk. Investors will be required to represent that they are familiar with and understand the terms of this Offering, meet certain suitability requirements, and can afford a loss of their entire investment in the Units. In addition to the general investment risk described throughout this Offering Statement, prospective investors should carefully consider the risk factors set forth below. Prospective investors should also understand that factors other than those set forth below may ultimately affect their investment in the Units and that the following is just a summary of some, but not all, of the factors that may impact their investment in the Units.

<u>RISKS RELATING TO THE COMPANY AND THIS OFFERING</u>

Limited Operating History

The Company was only recently organized and has not any business activity as of the date of this Offering Statement. The lack of operating history must be considered in light of the risks and difficulties frequently encountered by new enterprises in their early stages, particularly cryptocurrency investment companies looking to perform in a highly competitive market. The lack of operating history makes the prediction of future results extremely difficult. There can be no assurance that the Company will not incur significant net losses in the future or that it will achieve sufficient revenues to sustain operations or operate profitably.

Best Efforts

This Offering is being conducted on a "best efforts" basis. No guarantee can be given that all or any of the Units will be sold, or that sufficient proceeds will be available to the Company to successfully implement its investment strategy.

Inability to Raise Target Offering Amount by Offering Deadline

The Company must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless the Company receives acceptable subscriptions from investors in the aggregate amount of the Target Offering Amount by the Offering Deadline, no Units will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned to investors. No guarantee can be given that the Company will successfully raise the Target Offering Amount by the Offering Deadline. The Manager can terminate this Offering at any time.

Concentration; No Diversification

The Company's sole investment asset is the Business. Accordingly, the Company's performance will be limited solely to the success or failure of the Business and any negative issues affecting the Business, or poor investment performance of the Business in general, will significantly affect the total returns achieved by the Company. From an asset allocation standpoint, the Company should not be viewed as a standalone investment that will provide a Member with a diversified portfolio of investments.

Need for Additional Capital

There can be no assurance of the total amount the Company will raise from this Offering or that additional funds will not be required by the Company or the Business at any time in the future or that any funds that may be required will be available, if at all, on acceptable terms. If additional funds are required, the inability of the Company or the Business to raise such funds will have an adverse effect upon the success of the investment strategy. Any debt financing, if available, may involve financial covenants that limit the Company's or Business's operations. There can be no assurance that sufficient financings will be obtained on a timely basis and on terms favorable to the Company and the Members.

Dilution

A Member's economic rights are dependent on the relative amount of the Member's capital contributions to the Company in comparison to the other Members' capital contributions to the Company. A Member will likely suffer

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FORM C OFFERING STATEMENT 22
considerable dilution of its relative investment in the Company as additional Members invest in the Company, which dilution may or may not be based on a total raise of $5 million.

No Guarantee of Distributions

The Manager intends for all distributions made by the Company to the Members to be made in the form of bitcoin, which bitcoin the Company intends to receive as a result of the mining operations of the bitcoin miners purchased by the Company using the net proceeds of this Offering. As a result, the Members should anticipate not receiving any cash distributions from the Company. Instead, the Members will need to establish their own digital wallets in order to receive distributions of mined bitcoin from the Company.

The Company will also need to use the mined bitcoin to pay Company Expenses. Accordingly, the Members' investment in the Company is subject to the risk that the bitcoin miners will not mine enough bitcoin for the Company to be able to make distributions of mined bitcoin to the Members after payment of Company Expenses, or that the value of the mined bitcoin distributed to the Members will not be as anticipated.

Although the Manager believes the investment strategy has economic viability and will generate sufficiently positive returns, it cannot guarantee that the investment strategy will be profitable to the extent anticipated, if at all. Poor performance by the Business could significantly and adversely affect the Company's total returns to Members. The Manager will endeavor to make distributions on a quarterly basis, but there is no guarantee of the frequency or amount of such distributions, or whether such distributions will be made at all. The Manager may choose not to make a distribution if it believes doing so is in the best interests of the Company.

No Tax Distributions

The Manager does not plan to make any tax distributions. The Members will be responsible for paying any applicable taxes arising from their share of the taxable income of the Company. The Members' investment in the Company is subject to the risk that the value of the mined bitcoin distributed to the Members will not be sufficient for the Members to pay their tax liabilities.

No Guaranteed Return of Investor's Capital Contributions

Investment in the Company is speculative and involves a high degree of risk. There can be no guarantee that an investor will realize a substantial return on its investment in the Units, or any return at all, or that the investor will not lose its entire investment. Each prospective investor should read this Offering Statement and the other Offering Documents carefully and should consult with the prospective investor's legal counsel, accountants, or business advisors prior to making any investment decision.

In-Kind Distributions

To the extent the Company makes a distribution to Members in the form of cryptocurrencies, neither the Manager nor the Company will be responsible for establishing a "wallet" or storage mechanism for the Members receiving such cryptocurrencies. Distributions will be made in-kind at the Manager's discretion. If a Member resides in a jurisdiction where in-kind distributions would impose additional regulatory costs, the Manager may, in its discretion and subject to applicable law, liquidate a Member's pro-rata distribution on its behalf. There can be no assurance that the Manager will be able to liquidate assets in a timely manner or that there will be a market available for the disposition of the assets. Accordingly, there may be a delay in the distribution of such proceeds to a Member. Prior to such distribution, a Member's interest in any assets that have not yet been disposed of on its behalf will continue to be subject to gains and losses.

Governmental Regulation Could Be Costly and Restrictive

The industry in which the Company will become an active participant may be highly regulated at both state and federal levels, with respect to both its activities as an issuer of securities and its investment in cryptocurrency. The Company and the Business may be subject to governmental regulations in addition to those discussed in this Offering Statement,

including, but not limited to, those promulgated under and by the Foreign Corrupt Practices Act, the Bank Secrecy Act, the Code and Regulations, the Securities and Exchange Commission, the Federal Trade Commission, the IRS, and the Financial Crimes Enforcement Network. New regulations or regulatory agencies may develop that affect the Company's or the Business's operations and ability to generate revenue. The Company will attempt to comply with all applicable regulations affecting them, and the market in which they operate. However, such regulation may become overly burdensome and therefore may have a negative effect on their ability to perform as anticipated.

Dependence on the Manager

The Company's success will depend in large measure upon the judgment and ability of the Manager. The Manager has broad latitude to manage the Business and oversee and operate the Business in whatever manner the Manager determines is in the best interests of the Company. The Members have no right to participate in the management or control of the Business or the affairs of the Company other than to exercise the limited voting rights provided for in the Operating Agreement. Accordingly, an investor should not purchase Units unless the investor is willing to entrust all aspects of the management of the Business and the Company to the Manager.

Conflicts of Interest

The Company is subject to various conflicts of interest arising out of its relationships with the Manager, the principal, their respective affiliates, and any investment funds or other entities the Manager or its affiliates has invested in or formed in the past or invests in or forms in the future. No agreements or other arrangements, whether between the Company and the Manager, or with other affiliates, were or will be the result of arm's-length negotiations. These conflicts may adversely affect Members where their interests are diverse and may be disparate from the interests of the Company, the Manager, the principal, or their respective affiliates. While the Manager could always choose to utilize an advisory board, the Operating Agreement does not require the Manager to form an advisory board, whether to advise the Manager on transactions that may constitute a conflict of interest or otherwise. (See "CONFLICTS OF INTEREST.")

Limited Transferability

As mandated by Rule 501 of Regulation CF, because the Units were sold in a crowdfunding offering, they cannot be transferred during the one-year period beginning on the date of purchase, unless transferred to the Company, to an accredited investor, as part of an SEC-registered offering, or to a family member (or trust for the benefit of a family member) of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance. After the one-year holding period expires, the Units may be freely transferred subject to the terms and conditions of the Operating Agreement and compliance with applicable state laws.

No transferee of any Unit can become a Member without establishing that certain events and conditions are satisfied or have occurred, as detailed in the Operating Agreement. Consequently, it is not anticipated that a public market will develop for the purchase and sale of the Units; therefore, Members may not be able to readily liquidate their investment. Investors should be prepared to hold their investment indefinitely.

Loss on Dissolution

In the event of a dissolution of the Company, the proceeds realized from the liquidation of the Company's assets, if any, will be distributed to the Members, but only after the satisfaction of claims of creditors. Accordingly, the ability of a Member to recover all or any portion of the Member's investment in the Units under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

Financial Forecasts and Assumptions

Financial forecasts, if any, provided by the Manager ("**Financial Forecasts**") are for illustrative purposes only and must not be relied upon by any investor. Financial Forecasts reflect estimates of future operating results developed by the Manager without independent evaluation or analysis, based upon assumptions that may or may not occur and over which the Company will have little or no control, certain of which assumptions are set forth in the notes to the Financial

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FORM C OFFERING STATEMENT 24

Forecasts. To the extent the assumptions are incomplete or inaccurate, any benefits to the Members may be adversely affected. There can be no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not conform to Financial Forecasts.

COVID-19 and Similar Pandemics or Emergencies

As of the date of this Offering Statement, there is an outbreak of a novel and highly contagious form of coronavirus ("**COVID-19**"), which the World Health Organization has declared to constitute a "Public Health Emergency of International Concern." The outbreak of COVID-19 has resulted in numerous deaths, adversely impacted global and regional commercial activity, and contributed to significant volatility in the equity investment, energy, and cryptocurrency markets. The locality and scale of the outbreak is rapidly evolving, and many countries, states, and local governments have reacted by instituting (or strongly encouraging) quarantines, prohibitions on travel, the closure of offices, businesses, schools, retail stores, restaurants, hotels, courts, and other public venues, and other restrictive measures designed to help slow the spread of COVID-19. Many businesses are also implementing similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruptions in supply chains and economic activity, are having particularly adverse effects on governmental operations, employment, and the real estate, retail, transportation, logistics, and construction industries, and are contributing to a severe economic recession. If COVID-19 continues to spread or fails to recede, governments and businesses may take increasingly aggressive or prolonged measures. For this reason, the potential impacts of the COVID-19 outbreak are increasingly uncertain and difficult to project or otherwise assess.

These potential impacts of COVID-19, as well as the potential impacts of any other public health emergencies, including SARS, H1N1/09 flu, avian flu, other coronaviruses, Ebola or other existing or new epidemic diseases, or the threat thereof, could have significant adverse effects on the Company and the Company's ability to successfully implement its investment strategy. The extent of such effects will depend on many factors, including the duration and scope of COVID-19 or such other public health emergency, the extent of any related travel advisories and restrictions implemented, the impact of COVID-19 or such other public health emergency on overall supply and demand, goods and services, employment, access to capital, investor liquidity, currency market volatility, consumer confidence and spending levels, and levels of economic activity, and the extent of the disruption to important global, regional, and local supply chains and economic markets, all of which are highly uncertain and cannot be predicted. Such effects may materially and adversely impact the operation of the Business by, for example, limiting or closing its operations due to outbreaks or loss or disruption of power or causing other issues, which in turn would adversely affect the value and performance of the Business, and the Company's ability to successfully implement its investment strategy, all of which could result in significant losses to the Company. In addition, the operations of the Company or the Manager may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors related to COVID-19 or such other public health emergency, including its potential adverse effect on the health of the personnel of any such entity or the personnel of any such entity's key service providers.

Risk of Litigation

The Company's investment activities will subject it to the risks of becoming involved in litigation by third parties. Any amounts payable by the Company with respect to such litigation (or similar proceedings) would be borne by the Company and would reduce amounts that would otherwise be distributable to the Members. The Manager and its affiliates will be indemnified by the Company in connection with such litigation, subject to certain conditions. Litigation involving the Business may also adversely affect the Company's return on its investment.

Recourse to the Company's Assets

The Company's assets may be required to be available to satisfy all liabilities and other obligations of the Company in certain circumstances. While the Business may benefit from limited liability protections, no such protections are guaranteed.

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RISKS RELATING TO CRYPTOCURRENCY

Cryptocurrency regulation is in its infancy and future regulatory change is unpredictable

As cryptocurrencies have grown in popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies have begun to develop regulations governing the cryptocurrency industry. Regulators are concerned such a large unregulated person to person global economy could potentially enable criminals to evade taxes and lauder money. To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrencies will be reduced. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., USD) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would result in a reduction of demand, and in turn, a decline in the underlying cryptocurrency unit prices. Several state and federal regulators in the U.S. have asserted jurisdiction over the regulation of cryptocurrencies.

The SEC and its Chairman have issued several public statements on cryptocurrencies and initial coin offerings. Among other things, the SEC indicated many cryptocurrencies will be deemed securities and subject to the federal securities laws. Other agencies and their respective heads have also issued statements asserting jurisdiction over cryptocurrencies including the Commodities Futures Trading Commission, the Financial Crimes Enforcement Network, various state regulators, and private exchanges and self-regulatory bodies.

There is substantial uncertainty regarding the classification of certain cryptocurrencies and various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, and their users. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the cryptocurrency economy in the European Union, China, Japan, Russia and the United States and globally, or otherwise negatively affect the value of cryptocurrencies. For example, on October 10, 2017, Russia's President Vladimir Putin denounced cryptocurrency as risky and used by criminals, and Russia's central bank stated that it would support regulation of cryptocurrencies. South Korea announced the ban of all initial coin offerings on October 2, 2017 citing consumer fraud as one reason. On September 4, 2017, China's central bank banned initial coin offerings and subsequently, banned all cryptocurrency exchanges from operating within the country.

The effect of any future regulatory change on the Company and the Business, or cryptocurrencies in general, is impossible to predict, but such change could be substantial and adverse to the Company and the Business and the value of the Company's investment in cryptocurrencies.

The long-term viability of cryptocurrencies is unknown

Cryptocurrencies are a new and relatively untested product. There is considerable uncertainty about their long-term viability, which could be affected by a variety of factors, including many market-based factors such as economic growth, inflation, and others. In addition, the success of cryptocurrencies will depend on the long-term utility and economic viability of blockchain and other new technologies related to cryptocurrencies. Due in part to these uncertainties, the price of cryptocurrencies is volatile, and cryptocurrencies may be hard to sell. The Company and the Manager do not control any of these factors, and therefore may not be able to control the ability of any cryptocurrency to maintain its value.

The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty. The factors affecting the further development of this industry, include:

- continued worldwide growth in the adoption and use of cryptocurrencies;

- general economic conditions, as well as government and quasi-government regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of cryptocurrency trading systems;

- changes in consumer demographics and public preferences;

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FORM C OFFERING STATEMENT 26

- the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using government-issued currencies; and

- negative consumer sentiment and perception of cryptocurrencies.

Recently, cryptocurrencies and their infrastructure and markets have been subject to increased regulation and negative public attention. For example, various media social media and internet service providers have limited the availability to market cryptocurrency related advertising.

The cryptocurrency market could be in a bubble

The market prices of Bitcoin, Ether, and certain other broad-based cryptocurrencies have been subject to extreme fluctuations and recently have appreciated and declined in value rapidly. For example, the initial price of Bitcoin, set in 2010, was one cent.

Cryptocurrencies are subject to volatile price fluctuations

Prices of cryptocurrencies have fluctuated widely for a variety of reasons including uncertainties in government regulation and may continue to experience significant price fluctuations. Some market participants believe that there is a cryptocurrency speculative bubble and various factors could affect the price of cryptocurrencies:

- Total cryptocurrencies in existence;

- Global cryptocurrency supply and demand;

- Investors' expectations with respect to the rate of inflation of fiat currencies;

- Currency exchange rates;

- Interest rates;

- Cryptocurrency market fragmentation and consolidation;

- Fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such exchanges; •

Interruptions in service from or failure of major cryptocurrency exchanges;

- Cyber theft of cryptocurrencies from online cryptocurrency wallet providers, or news of such theft from such providers, or theft from individual cryptocurrency wallets;

- Investment and trading activities of hedge funds and other large cryptocurrency investors; •

Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- Regulatory measures, if any, that restrict or facilitate the ability to buy, sell or hold cryptocurrencies or use cryptocurrencies as a form of payment;

- Availability and popularity of businesses that provide cryptocurrency-related services; • Maintenance

and development of the open-source software protocol of the cryptocurrency network; • Increased

competition from other forms of cryptocurrency or payments services; and

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FORM C OFFERING STATEMENT 27
- Global or regional political, economic, or financial events and uncertainty.

If cryptocurrency markets continue to be subject to sharp fluctuations, the Members may experience losses as the value of the Company's investment in the Business decline. Even if Members are able to hold their Units and the Company is able to hold the Business for the long-term, their Units may never generate a profit, since cryptocurrency markets have historically experienced extended periods of flat or declining prices, in addition to sharp fluctuations. In addition, investors should be aware that there is no assurance that cryptocurrencies will maintain their long-term value in terms of future purchasing power.

There exists shallow trade volume, extreme hoarding, low liquidity, and high bankruptcy risk in the market for cryptocurrencies.

The market for cryptocurrencies, by trade volume, is very shallow. The majority of cryptocurrencies is hoarded by a few owners or is out of circulation. Ownership concentration is high which creates greater market liquidity risk as large blocks of cryptocurrencies are difficult to sell in a timely and market efficient manner and well-connected customers can gain preferential treatment in order execution. The daily trade volume of cryptocurrencies is only a small fraction of total cryptocurrencies mined. The lack of a robust and regulated derivatives market for cryptocurrencies means that market participants do not have a broad basket of tools at their disposal, making hedging difficult and keeping away many market makers that provide significant liquidity to traditional capital markets. The cryptocurrency market currently lacks institutional- grade infrastructure participants which would help stabilize the market.

Cryptocurrencies can be subject to permanent loss due to unsecure local storage sites, malware, and data loss

Similar to fiat currencies, cryptocurrencies are susceptible to theft, loss, and destruction. Destruction of the physical media housing a cryptocurrency can result in a total and permanent loss of the cryptocurrency from the market. While traditional financial products have strong consumer protections, there is no intermediary that can limit consumer loss in connection with cryptocurrencies.

Certain cryptocurrencies may rely on a public or third-party blockchain and the success of such blockchain may have a direct impact on the success of the Company's investment strategy

Some cryptocurrencies are built on existing third-party blockchains and are partly dependent on the effectiveness and success of such blockchains, as well as the success of other blockchain and decentralized data storage systems that are being used by the issuer of the cryptocurrencies. There is no guarantee that any of these systems or their sponsors will continue to exist or be successful. This could lead to disruptions of the operations of the Business and could negatively affect the Company's investment strategy.

Cryptocurrencies may be negatively affected by technological advances that undermine the cryptographic consensus mechanism underpinning blockchain and distributed ledger protocols

Advances in cryptography or technical advances such as the development of quantum computing could present risks to the viability of cryptocurrencies by undermining or vitiating the cryptographic consensus mechanism that underpins blockchain and distributed ledger protocols. Similarly, legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols which could limit the use of cryptocurrencies, resulting in a significant loss of value of the Business or the Units.

The value of cryptocurrencies may be subject to momentum pricing and therefore, an inaccurate valuation

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. The price of a cryptocurrency is determined primarily using data from various currency exchanges, over-the-counter markets, and derivative platforms. Momentum pricing of cryptocurrencies has resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making more volatile the price of such cryptocurrencies. Cryptocurrencies that lead the market are subject to even more speculation.

The value of cryptocurrencies is dependent, directly, or indirectly, on prices established by cryptocurrency exchanges and other cryptocurrency trading venues, which are new and, in most cases, largely unregulated

Cryptocurrency exchanges and other trading venues on which cryptocurrencies trade are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. Much of the daily trading volume of cryptocurrencies is conducted on poorly capitalized, unregulated, unaudited, and unaccountable exchanges located outside of the United States where there is little to no regulation governing trading. Such exchanges may engage in unethical practices that may have a significant impact on cryptocurrency pricing, such as front-running, wash trades and trading with insufficient funds. To the extent that the cryptocurrency exchanges or other cryptocurrency trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in the cryptocurrency market prices and adversely affect the Company's investment strategy. The SEC, in March 2017, stated that cryptocurrency exchanges currently lack the ability to enter into surveillance-sharing agreements with significant, regulated markets for trading in cryptocurrencies thereby lacking the ability to detect and deter price manipulation. Although there has been improvement on this front with the self-certification of certain Bitcoin futures contracts resulting in information sharing agreements between certain futures markets and several cryptocurrency exchanges, regulators still lack the ability to surveil many cryptocurrency exchanges. In addition, users transacting on cryptocurrency trading platforms do not receive many of the market protections that they would when transacting through broker-dealers on registered securities exchanges or alternative trading systems, such as best execution, prohibitions on front running, short sale restrictions, and custody and capital requirements.

During the past few years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed cryptocurrency exchanges were not compensated or made whole for the partial or complete losses of their account balances in such cryptocurrency exchanges.

Cryptocurrency prices on public cryptocurrency exchanges have been volatile and subject to influence by many factors including the levels of liquidity on the exchanges specifically and on the cryptocurrency exchange market generally. Even the largest exchanges have been subject to operational interruption (e.g., thefts of cryptocurrencies from operational or "hot" wallets, suspension of trading on exchanges due to distributed denial of service attacks by hackers and/or malware and bankruptcy proceedings or cessation of services by exchanges), limiting the liquidity of cryptocurrencies on the affected cryptocurrency exchange and resulting in volatile prices and a reduction in confidence in the cryptocurrency exchange market generally. The price of cryptocurrencies on public exchanges may also be impacted by policies on or interruptions in the deposit or withdrawal of fiat currency into or out of larger cryptocurrency exchanges.

On large cryptocurrency exchanges, users may buy or sell cryptocurrencies for fiat currency or transfer cryptocurrencies to other wallets. Operational limits (including regulatory, exchange policy or technical or operational limits) on the size or settlement speed of fiat currency deposits by users into cryptocurrency exchanges may, (1) reduce demand on such exchanges, resulting in a reduction in the cryptocurrency price on such exchange or (2) reduce supply on such exchanges, potentially resulting in a temporary increase in the cryptocurrency price on such exchange during the existence of such operational limits. To the extent that fees for the transfer of cryptocurrencies either directly or indirectly occur between cryptocurrency exchanges, the impact on cryptocurrency prices of operation limits on fiat currency deposits and withdrawals may be reduced by "exchange shopping" among cryptocurrency exchange users. For example, a delay in U.S. Dollar withdrawals on one site may temporarily increase the price on such site by reducing supply (i.e., sellers transferring cryptocurrencies to another exchange without operational limits in order to settle sales more rapidly), but the resulting increase in price will also reduce demand because bidders on cryptocurrencies will follow increased supply on other cryptocurrency exchanges not experiencing operational limits. To the extent that users are able or willing to utilize or arbitrage prices between more than one cryptocurrency exchange, exchange shopping may mitigate the short term impact on and volatility of cryptocurrency prices due to operational limits on the deposit or withdrawal of fiat currency into or out of larger cryptocurrency exchanges.

The Business is designed to have limited exposure to individual trading venue interruptions by using multiple data sources and liquidity providers. Despite efforts to ensure accurate pricing, the Business, and the price of cryptocurrencies generally, remains subject to volatility experienced by the cryptocurrency exchanges and other cryptocurrency trading venues. Such volatility can adversely affect the Company's investment strategy. The value of

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cryptocurrencies is also dependent on the availability of exchanges on which to buy and sell such assets. If exchanges for cryptocurrencies became increasingly sparse, then there would be a material adverse impact on the value of cryptocurrencies and, therefore, the Company's investment strategy.

Cryptocurrencies have vulnerabilities which may adversely affect their value

Instability in the cryptocurrency exchange market and the closure or temporary shutdown of cryptocurrency exchanges due to fraud, business failure, hackers, malware, or government-mandated regulation may reduce confidence in the cryptocurrency exchange market and result in greater volatility in cryptocurrency prices.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment

The inability or difficulty of securing banking services could damage the public perception of cryptocurrencies and the utility of cryptocurrencies as a payment system. It could also decrease the price of cryptocurrencies and adversely affect the Company's investment strategy.

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. If the Company or the Business is unable to secure bank accounts or banking services, it could have a material adverse effect on their respective operations and, accordingly, the Company's investment strategy.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain

As an alternative to fiat currencies that are backed by central governments, digital assets such as cryptocurrencies, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political, or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large- scale sales of cryptocurrencies would result in a reduction in the value of cryptocurrencies and adversely affect the Company's investment strategy.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies, which represents a new and rapidly changing industry, is subject to a variety of factors that are difficult to evaluate

The use of cryptocurrencies to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, are subject to a high degree of uncertainty. The factors affecting the further development of the industry, include, but are not limited to:

- Continued worldwide growth in the adoption and use of cryptocurrencies;

- Governmental and quasi-governmental regulation of cryptocurrencies and other digital assets and their use, or restrictions on or regulation of access to and operation of cryptocurrency exchanges or similar digital asset trading venues;

- Changes in consumer demographics and public tastes and preferences;

- The maintenance and development of the open-source software protocol of cryptocurrency exchanges;

- The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

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FORM C OFFERING STATEMENT 30

- General economic conditions and the regulatory environment relating to digital assets; •

Negative consumer sentiment and perception of cryptocurrencies generally; and

- The slowing or stopping of the development or acceptance of these protocols may adversely affect the Company's investment strategy.

The Business requires a tremendous amount of energy and there can be no guaranty that such energy will be available at an affordable price and on a continuous basis

The Business involves a substantial bitcoin mining business that requires a tremendous amount of energy. It is possible that such rising energy costs or the loss or interruption of energy, whether due to climate change, pandemic, increased demand, infrastructure instability, governmental regulation, or otherwise, will adversely affect the Business and, in turn, negatively impact the success of the Business and the net income generated therefrom. The Company's investment strategy is uniquely susceptible to risks relating to the energy markets.

OTHER RISKS

U.S. Securities Laws

The Units will not be registered under the Securities Act or any state securities laws pursuant to an exemption from the registration requirements of the Securities Act and such state securities laws. Each investor must furnish certain information to the Manager and represent, among other customary private placement representations, that it is acquiring Units for investment purposes and not with a view towards resale or distribution.

As mandated by Rule 501 of Regulation CF, because the Units were sold in a crowdfunding offering, they cannot be transferred during the one-year period beginning on the date of purchase, unless transferred to the Company, to an accredited investor, as part of an SEC-registered offering, or to a family member (or trust for the benefit of a family member) of the purchaser, or in connection with the death or divorce of the purchaser or other similar circumstance. After the one-year holding period expires, the Units may be freely transferred subject to the terms and conditions of the Operating Agreement and compliance with applicable state laws. However, there will be no liquid, public market for the Units, and none is expected to develop.

Further, Units may not be offered, sold, transferred, assigned, or delivered, directly or indirectly, to any "Unacceptable Investor." An Unacceptable Investor means any person who is known to be a:

(a) person or entity who is a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States Treasury Department, 31 C.F.R. Subtitle B, Chapter V, as amended;

(b) person acting on behalf of, or an entity owned or controlled by, any government against whom the United States maintains economic sanctions or embargoes under the Regulations of the United States Treasury Department, 31 C.F.R. Subtitle B, Chapter V, as amended, including but not limited to the "Government of Sudan," the "Government of Iran," the "Government of Cuba," the "Government of Syria," and the "Government of Burma"; or

(c) person or entity subject to additional restrictions imposed by the following statutes, or regulations and Executive Orders issued thereunder: the Trading with the Enemy Act, 12 U.S.C. §§ 95a–95b and 50 U.S.C. App. §§ 1–44; the Iraq Sanctions Act, Pub. L. 101-513, Title V, §§ 586 to 586J, 104 Stat. 2047; the National Emergencies Act, 50 U.S.C. § 1601 et seq.; the Antiterrorism and Effective Death Penalty Act of 1996, Pub. L. 104-132, 110 Stat. 1214, 1319; the International Emergency Economic Powers Act, 50 U.S.C. § 1701 et seq.; the United Nations Participation Act, 22 U.S.C. § 287c; the International Security and Development Cooperation Act, 22 U.S.C. § 2349aa-9; the Nuclear Proliferation Prevention Act of 1994, Pub. L. 103-236, 108 Stat. 507; the Foreign Narcotics Kingpin Designation Act, 21 U.S.C. § 1901 et seq.; the Iran and Libya Sanctions Act of 1996, Pub.

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L. 104-172, 110 Stat. 1541; the Cuban Democracy Act, 22 U.S.C. § 6001 et seq.; the Cuban Liberty and Democratic Solidarity Act, 22 U.S.C. §§ 6021-91; the Foreign Operations, Export Financing and Related Programs Appropriations Act of 1997, Pub. L. 104-208, 110 Stat. 3009; or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified, or reviewed from time to time.

In the event of a registered public offering of the Units in the U.S., the Company would become subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Under such circumstances, a Member that owns more than 5% of the Company's outstanding Units may be obligated to make certain information filings with the Securities and Exchange Commission pursuant to the Exchange Act. Each prospective investor considering an investment in the Units is advised to consult with its own legal advisor regarding the securities law consequences of ownership of Units if the Units become subject to the Exchange Act.

Possibility of Losing Registration Exemption

The Company has not caused the Units to be registered with the Securities and Exchange Commission under the Securities Act, but is offering the Units for sale pursuant to an exemption available under Section 4(a)(6) of the Securities Act and Regulation CF promulgated by the Securities and Exchange Commission thereunder. There are a number of technical requirements that must be satisfied for an issuer to rely upon Regulation CF. There is the possibility that the Company may not satisfy all of the technical requirements of Regulation CF, thereby losing its right to rely upon the safe harbor contained in that regulation, or that the Company may conduct this Offering in a way that does not otherwise qualify for the private placement exemption in Section 4(a)(6). Were the Company to offer the Units in a way that is not exempt from the registration requirements under the Securities Act or similar exemptions under applicable state securities laws, investors may have claims against the Company for a total refund of their subscriptions, together with interest at statutory rates, and claims for attorneys' fees. Such claims, if brought, would be disruptive and could force a sale of the Company's assets to satisfy the economic demands of the claimants.

Compliance with Anti-Money Laundering Requirements

The Company may be subject to certain provisions of the USA PATRIOT Act of 2001 (the "**Patriot Act**"), including, but not limited to, Title III thereof, the International Money Laundering and Abatement and Anti-Terrorist Financing Act of 2001 ("**Title III**"); certain regulatory and legal requirements imposed or enforced by the Office of Foreign Assets Control ("**OFAC**"); and other similar laws of the United States. In response to increased regulatory concerns with respect to the sources of the Company's capital used in investments and other activities, the Manager may request that investors provide additional documentation verifying, among other things, such investor's identity and source of funds to be used to purchase Units. The Manager may decline to accept a subscription from an investor if this information is not provided or on the basis of the information that is provided. Requests for documentation and additional information may be made at any time during which a Member holds Units. The Manager may be required to report this information, or report the failure to comply with such requests for information, to appropriate governmental authorities, in certain circumstances without informing a Member that such information has been reported. The Manager will take such steps as it determines are necessary to comply with applicable law, regulations, orders, directives, or special measures, including, but not limited to, those imposed or enforced by OFAC, the Patriot Act, and Title III. Governmental authorities are continuing to consider appropriate measures to implement anti-money laundering laws, and at this point it is unclear what steps the Manager may be required to take; however, these steps may include prohibiting a Member from making further capital contributions to the Company, depositing distributions to which such Member would otherwise be entitled into an escrow account, or causing the withdrawal of such Member from the Company.

Absence of Regulatory Oversight

The Company intends to be exempt from regulation under the Investment Company Act of 1940 (the "**Company Act**") pursuant to applicable exemptions. Accordingly, Members will not be afforded the protections offered by the Company Act.

The Manager will not be registered as an investment adviser under the Investment Advisers Act of 1940 (the "**Advisers Act**") based on the fact that the Manager is not providing investment advice to the Company or the Members and

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based on its limited amount of assets under management. By virtue of being exempt from registration, the Manager will not be subject to the performance fee restrictions and other provisions contained in the Advisers Act. The Manager is not a Securities and Exchange Commission or state-registered investment adviser, and the Company will not be an investment advisory client of the Manager. Accordingly, neither the Company nor any of the Members will be afforded the protections of the Advisers Act.

Compliance with New Regulations

The U.S., state, and foreign governments have taken or are considering extraordinary actions in an attempt to address real or perceived underlying causes of financial crisis and fraud and to prevent or mitigate the recurrence. It is unforeseeable whether there will be additional proposed laws or reforms that would affect the U.S. financial system, financial institutions, or cryptocurrencies; whether or when such changes may be adopted; how such changes may be interpreted and enforced; or how such changes may affect the Company.

Other laws, regulations, and programs at the federal, state, and local levels that are under consideration seek to address the economic climate and cryptocurrency and other markets and to impose new regulations on various participants in the financial system. It is unforeseeable the effect that these or other actions will have on the Company's business, results of operations and financial condition. Further, the failure of these or other actions and the financial stability plan to stabilize the economy could harm the Company's business, results of operations, and financial condition.

Certain Considerations for Employee Benefit Plans and Individual Retirement Plans

The following discussion is a summary of certain considerations associated with an investment in the Units by an "employee benefit plan" that is subject to Part 4 of Title I of the Employee Retirement Investment Security Act of 1974, as amended ("**ERISA**") (such as a pension, profit-sharing or other plan that is qualified under Section 401(a) of the Code), or by a "plan" that is subject to Section 4975 of the Code (such as a qualified tax-deferred annuity plan, an individual retirement account or an individual retirement annuity) (each such plan, a "**Benefit Plan**"). This summary is general in nature and does not address every ERISA or other issue that may be applicable to the Company or a particular investor, and does not constitute (and should not be construed as) legal advice or a legal opinion. This summary is based on the provisions of ERISA, the Code, judicial decisions, and tax and United States Department of Labor regulations and rulings in existence as of the date hereof. Future legislative, administrative, or judicial action could significantly modify the information summarized herein. Any such changes may be retroactive and thereby apply to transactions entered into before the date of their enactment or release, and neither the Manager nor the Company assumes any responsibility to notify Members of any such actual or potential changes. A fiduciary considering investing assets of a Benefit Plan in the Units should consult with its legal advisor about ERISA, fiduciary, and other legal considerations before making such an investment.

General

ERISA and the Code impose certain duties on persons who are fiduciaries of Benefit Plans and prohibit the use of "plan assets" for the benefit of the fiduciary and certain transactions involving "plan assets" between the Benefit Plan and "parties in interest" or "disqualified persons," as those terms are defined in ERISA and the Code, respectively. In evaluating whether to invest the assets of a Benefit Plan in the Units, a fiduciary should consider, among other things: (i) whether the fiduciary has the authority to make the investment under the Benefit Plan's investment policies and governing instruments and under Title I of ERISA; (ii) whether the investment is consistent with the fiduciary's responsibilities and satisfies the requirements outlined in Part 4 of Subtitle B of Title I of ERISA (if applicable), in particular the requirements relating to prudence, diversification and delegation of control over "plan assets"; (iii) whether the investment could constitute or give rise to a violation of the prohibited transaction provisions in Section 406 of ERISA or Section 4975 of the Code; (iv) whether the investment will provide sufficient liquidity to permit benefit payments to be made as they become due, particularly because an investment in the Units will be illiquid and there are significant limitations on the marketability of the Units; (v) any requirement (such as that contained in Section 103(b)(3) of ERISA) that the Benefit Plan be valued annually at fair market value, because there will be no public market for the Units and no annual appraisals of such Units; and (vi) other provisions in ERISA dealing with "plan assets." "IRA" means an individual retirement account as defined in Section 408 of the Code. "Individual Retirement Plan" is defined under Section 7701(a)(37) of the Code and includes an individual retirement account under Section 408(a) of the Code, an individual retirement annuity under Section 408(b) of the Code, or a ROTH IRA under 408A(b)

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of the Code. Because an Individual Retirement Plan is not established or maintained by an employer, Individual Retirement Plans are not subject to Subtitle A and Parts 1 and 4 of Subtitle B of Title I of ERISA or the related responsibilities, except the prohibited transaction provisions in Section 4975 of the Code, described above.

Neither ERISA nor the Code specifically defines the term "plan assets." However, pursuant to United States Department of Labor regulation 29 C.F.R. § 2510.3 101, as modified by Section 3(42) of ERISA (the "**Plan Asset Regulation**"), the assets of an entity in which a Benefit Plan acquires an equity interest will be deemed to be "plan assets" under certain circumstances. The Plan Asset Regulation generally provides that when a Benefit Plan acquires an equity interest in an entity that is neither a "publicly offered security," as defined in the Plan Asset Regulation, nor a security issued by an investment company registered under the Company Act, the Benefit Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless, among other exceptions not relevant here, it is established that equity participation in the entity by Benefit Plan investors is not significant to this Offering or that the entity is an "operating company," in each case as defined in the Plan Asset Regulation. The Units will be considered to be an equity interest that is neither a publicly offered security nor a security issued by an investment company registered under the Company Act for purposes of the Plan Asset Regulation.

For purposes of the Plan Asset Regulation, equity participation in the Company by Benefit Plan investors will not be considered "significant" so long as in the aggregate Benefit Plan investors hold less than 25% of the value of each class of equity interests in the Company. For purposes of making this determination, the value of any equity interests held by the Manager and any other person (other than a Benefit Plan investor) who has discretionary authority or control with respect to the assets of the Company or who provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of any such person, must be disregarded. The equity interests of foreign employee benefit plans, governmental plans and church plans also do not count when making this determination. The term "Benefit Plan investor" includes any Benefit Plan as well as any entity whose underlying assets include the assets of a Benefit Plan investor by reason of a Benefit Plan investor's investment in that entity.

If the assets of the Company are deemed to be "plan assets" of Benefit Plans that invest in the Company (whether as a result of the application of the Plan Asset Regulation or otherwise), then Subtitle A and Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code will apply to the investments made by the Company. If the only Benefit Plan investors in the Company are Individual Retirement Plans, and the assets of the Company are deemed to be plan assets, only Section 4975 of the Code will apply to the investments made by the Company. If there are Benefit Plan investors other than Individual Retirement Plans and the assets of the Company are deemed to be plan assets, this will result in, among other things, (i) the Manager becoming a fiduciary of the Benefit Plans and subject to the bonding requirements of ERISA; (ii) the application of ERISA's prudence and other fiduciary standards (which impose liability on Benefit Plan fiduciaries) to investments made by the Company, which could materially affect the operation of the Company; (iii) the application of the disclosure obligations under Section 408(b)(2) of ERISA; (iv) potential co fiduciary liability of persons having investment discretion over the assets of Benefit Plans that invest in the Company, should any investments made by the Company not conform to ERISA's prudence and fiduciary standards under Part 4 of Subtitle B of Title I of ERISA; and (v) the possibility that certain transactions that the Company might enter into in the ordinary course of its business and operation (e.g., transactions between the Company and the Manager (or its affiliates) or transactions between the Company and any parties in interest or disqualified persons with respect to any Benefit Plan that is a Member) could constitute "prohibited transactions" under Section 406 of ERISA or Section 4975 of the Code. A prohibited transaction, in addition to imposing potential personal liability on the fiduciaries of Benefit Plans, may also result in the imposition of a civil penalty under ERISA or an excise tax under the Code on parties in interest or disqualified persons with respect to the Benefit Plans. In addition, if the Benefit Plan involved in a "prohibited transaction" is an IRA", the IRA would lose its tax-exempt status. Since the Manager is not a registered investment advisor, other fiduciaries of the Benefit Plan would not be protected by the "investment manager" rule under Section 405(d) of ERISA with respect to the investment decisions made by the Manager (in its capacity as the manager of the Company).

There is little authority regarding the application of ERISA and the Plan Asset Regulation to entities such as the Company, and there can be no assurance that the United States Department of Labor or the courts would not take a position or promulgate additional rules or regulations that could significantly impact the "plan asset" status of the Company.

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The Manager does not intend to manage the assets of the Company as though the assets were "plan assets" of Benefit Plan investors unless participation by Benefit Plan investors in the Company is limited to Individual

Retirement Plans. It is the intent of the Manager to monitor the investments in the Company and take actions to ensure that less than 25% of the Units are held by Benefit Plan investors, unless participation by Benefit Plan investors in the Company is limited to Individual Retirement Plans. The Manager reserves the right to reject subscriptions in whole or in part for any reason, including that the Member is a Benefit Plan investor. In the event the Manager elects to limit investment in the Company by Benefit Plan investors, the Manager may have the authority to restrict transfers or redemptions of Units, and may require a full or partial withdrawal of any Benefit Plan investor to the extent it deems appropriate to avoid having the assets of the Company be deemed to be plan assets of any Benefit Plan investor. A Benefit Plan investor may, in the discretion of the Manager, be permitted or required to withdraw from the Company if it is determined by such Member, the Manager, the United States Department of Labor, the IRS or a court of competent jurisdiction that (i) such Benefit Plan's continued status as a Member or the conduct of the Company will result, or there is a material likelihood that such continuation or conduct will result, in a material violation of ERISA or Section 4975 of the Code, or (ii) all or a portion of the Company's assets constitute "plan assets" of such Benefit Plan.

Governmental Plans

Government-sponsored plans are not subject to the fiduciary provisions of ERISA and are also not subject to the prohibited transaction provisions under Section 4975 of the Code. However, federal, state, or local laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code discussed above, and may include other limitations on permissible investments. Accordingly, fiduciaries of governmental plans, in consultation with their advisors, should consider the requirements of their respective pension codes with respect to investments in the Company, as well as the general fiduciary considerations discussed above.

The fiduciary of each prospective governmental plan Member will be required to represent and warrant that investment in the Company is permissible, complies in all respects with applicable law and has been duly authorized.

Representations by Benefit Plans

A Benefit Plan proposing to invest in the Company will be required to represent that it is, and that any fiduciaries responsible for the Benefit Plan's investments are:

- Aware of and understand the Company's investment objective, policies, and strategies, and responsible for exercising independent judgment in evaluating the Benefit Plan's purchase, holding and disposition of equity interests in the Company;

- Making the decision to invest plan assets in the Company with appropriate consideration of relevant investment factors with regard to the Benefit Plan, and the decision is consistent with the applicable duties and responsibilities imposed by law with regard to the Benefit Plan's investment decisions;

- Independent of the Manager and any affiliate of the Manager;

- Capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies of the Company, including the Benefit Plan investor's purchase of Units; and

- Understanding that neither the Company nor the Manager, nor any director, officer, member, partner, principal, or affiliate of the Company or the Manager, is by having made any oral or written statement prior to the date hereof, or by making any future written or oral statement regarding the Company, undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the Benefit Plan investor's purchase, holding or disposition of Units.

Unless participation by Benefit Plan investors in the Company is limited to Individual Retirement Plans, it is intended that the assets of the Company will not be considered plan assets of any Benefit Plan or be subject to any fiduciary or investment restrictions that may exist under ERISA or the Code specifically applicable to such Benefit Plans. Each

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Benefit Plan will be required to acknowledge and agree in connection with its investment in Units to the foregoing status of the Company and the Manager and that there is no rule, regulation or requirement applicable to the Manager that is inconsistent with the foregoing description of the Company and the Manager.

Whether or not the underlying assets of the Company are deemed "plan assets" under ERISA, an investment in the Company by a Benefit Plan, other than an Individual Retirement Plan, is subject to ERISA. Accordingly, before purchasing Units, any fiduciary of a Benefit Plan should consult with its legal advisor concerning the ERISA considerations discussed above and any other ERISA-related matters.

Prohibited Transactions

The Manager shall not accept subscriptions for Units from ERISA, employer-sponsored IRA or other Benefit Plan investors unless, immediately after any such Units are sold, all Benefit Plan investors will hold in the aggregate less than 25% of the total outstanding Units of the Company. If the only Benefit Plan Investors in the Company are Individual Retirement Plan, then the Manager may accept subscriptions from additional Individual Retirement Plan Investors in excess of the 25% threshold.

Any investor that invests funds belonging to a Benefit Plan should carefully review the tax risks of provisions of this Offering Statement, as well as consult with its own tax advisors. The contents hereof are not to be construed as tax, legal, or investment advice

PROSPECTIVE BENEFIT PLAN INVESTORS ARE URGED TO CONSULT THEIR ERISA ADVISORS WITH RESPECT TO ERISA AND RELATED TAX MATTERS, AS WELL AS OTHER MATTERS AFFECTING THE BENEFIT PLAN'S INVESTMENT IN THE COMPANY. MOREOVER, MANY OF THE TAX ASPECTS OF THIS OFFERING DISCUSSED HEREIN ARE APPLICABLE TO BENEFIT PLAN INVESTORS AND SHOULD ALSO BE DISCUSSED WITH QUALIFIED TAX COUNSEL BEFORE INVESTING IN THE COMPANY.

Certain Tax Considerations

Set forth below is a general discussion of certain material federal income tax consequences relating to an investment in the Units. This summary is based on the Code, the regulations promulgated thereunder by the United States Department of the Treasury, decisions of various courts, IRS rulings and pronouncements, and other authorities, each as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could impact the matters described in this discussion. This summary does not attempt to present all aspects of the federal income tax laws or any aspect of any state, local, or foreign tax laws that may affect an investment in the Company, nor is it intended to be applicable to all investors, including investors that are subject to special tax treatment, such as investors that are subject to the alternative minimum tax, financial institutions, dealers, investors that do not hold their Units as capital assets, insurance companies, and foreign persons or entities. This discussion also does not address U.S. tax considerations that may be relevant to a non-U.S. person making an investment in the Units. No ruling has been or will be requested from the IRS and no assurance can be given that the IRS will agree with the tax consequences described in this summary. Each prospective investor should consult with its own tax adviser in order to fully understand the federal, state, local, and foreign income tax consequences of an investment in the Company. This summary does not constitute tax advice, and is not intended to substitute for tax planning based on each investor's particular circumstances.

Company's Tax Status

It is intended that the Company will be classified and reported as a partnership for federal income tax purposes and that the Company will not be treated as a "publicly traded partnership." An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership." The Manager intends to operate the Company in a manner that will not cause it to be treated as a publicly traded partnership." These measures will include the Manager having the absolute right to deny transfers of Units unless a safe harbor to prevent the Company from being treated as a publicly traded partnership is clearly available, as determined in the Manager's discretion. In addition, the Company intends to obtain and rely on appropriate representations and undertakings from each Member so that the Company is not treated as a publicly traded partnership.

The following discussion assumes that the Company will be treated as a partnership for federal income tax purposes. The Manager may, in its discretion, establish parallel, feeder, or alternative entities such as partnerships, corporate subsidiaries, or other investment vehicles to address the tax, regulatory, or other concerns of certain investors. In addition, the Manager may also, in its discretion, reorganize the Company into a master-feeder structure. Any person reviewing this discussion should seek advice based on such person's particular circumstances from an independent tax advisor.

Taxation of Members

As a partnership, the Company generally will not be subject to federal income tax. Instead, for federal income tax purposes, each Member will be required to take into account its distributive share of all items of the Company's income, gain, loss, deduction, and credit for the Company's taxable year ending within or with the Member's taxable year. Each item generally will have the same character and source as it would if Member had realized the item directly.

A Member will be required to include in income for federal income tax purposes its share of the Company's income or gain regardless of whether the Company makes any distribution to such Member. Therefore, each Member should be aware that the tax liability associated with owning Units may exceed (perhaps to a substantial extent) the cash distributed to that Member during a taxable year, and a Member may have to utilize cash from other sources to satisfy a tax liability attributable to its ownership of Units.

The Operating Agreement provides for the allocation of income, gain, loss, deduction, and credits among the Members of the Company for each fiscal year. The Manager expects such allocations to be respected because they have substantial economic effect or are otherwise in accordance with the Members' interests in the Company. It is possible, however, that the IRS may seek to challenge an allocation of income, gain, loss, deduction, or credit among the Members.

Nature of Company Income

The Company expects generally to recognize ordinary income in connection with its transactions but may also recognize either (or both) long-term and short-term capital gains. It is also possible that the Company will recognize capital losses for federal income tax purposes, the deductibility of which may be limited.

Upon the sale of assets by the Company, the Company will recognize a gain or loss in an amount equal to the difference between the amount realized and the Company's tax basis in the assets sold. The gains or losses realized by the Company from the sale or other disposition of assets may be treated as capital gains or losses if the asset qualifies as a capital asset; however, if the asset does not qualify as a capital asset, then the gain or loss may be treated as ordinary income or loss for federal income tax purposes. Further, if an asset is sold less than one year from the date of acquisition, gains from such sale may be treated as short-term capital gains and taxed at ordinary income rates. Long
term capital gains, other than certain types of depreciation recapture, are taxable at a reduced rate for individuals (generally at the top rate of 20% plus the 3.8% tax on unearned income described below).

Members who are individuals, estates, or certain trusts may be subject to the 3.8% Net Investment Income tax pursuant to Section 1411 of the Code on certain investment income such as interest, dividends, and rents from certain passive activities. Prospective investors should consult their tax advisors regarding the possible applicability of this tax in respect of an investment in the Company.

Basis

Each Member will (subject to certain limits as discussed below) be entitled to deduct its allocable share of the Company's losses to the extent of its tax basis in Units at the end of the tax year of the Company in which such losses are recognized. A Member's tax basis in its interest is, in general, equal to the amount of cash the Member has contributed to the Company, increased by the Member's proportionate share of income and liabilities of the Company, and decreased by the Member's proportionate share of cash distributions, losses, and reductions in such liabilities.

If cash (including in certain circumstances "marketable securities") distributed to a Member in any year, including for this purpose any reduction in a Member's share of the liabilities of the Company, exceeds that Member's share of the taxable income of the Company for that year, the excess will constitute a return of capital and will be applied to reduce the tax basis of such Member's interest. Any distribution in excess of such basis will result in taxable gain to such Member. In general, distributions (other than liquidating distributions) of property other than cash and, in certain circumstances, "marketable securities," will reduce the basis (but not below zero) of a Member's interest by the amount of the Company's basis in such property immediately before its distribution, but will not result in the realization of taxable income to the Member.

Limits on Deductions for Losses and Expenses

In the case of Members that are individuals, estates, trusts, or certain types of corporations, the ability to utilize any tax losses generated by the Company may be limited under the "at risk" limitation in Section 465 of the Code, the passive activity loss limitation in Section 469 of the Code, and certain other provisions of the Code.

Sale or Exchange of Units

A Member that sells or otherwise disposes of an interest in the Company in a taxable transaction generally will recognize gain or loss equal to the difference, if any, between the adjusted basis of the interest and the amount realized from the sale or disposition. The amount realized will include the Member's share of the Company's liabilities outstanding at the time of the sale or disposition. Except to the extent the Company holds inventory or unrealized receivables, any such gain or loss generally should be capital gain or loss. Long-term capital gain may be eligible for a reduced rate of federal income taxation if the interest in the Company has been held for more than one year. The holding period for capital gains purposes begins on the day after the interest is issued to the Member.

In the event of a sale or other transfer of an interest at any time other than the end of the Company's taxable year, the share of income and losses of the Company for the year of transfer attributable to the interest transferred will be allocated for federal income tax purposes between the transferor and the transferee on either an interim closing-of-the-books basis or a pro rata basis reflecting the respective periods during such year that each of the transferor and the transferee owned the interest.

Tax-Exempt Members

In general, organizations that are otherwise exempt from federal income taxation pursuant to Section 501(a) of the Code ("**Tax-Exempt Investors**") are subject to taxation with respect to any unrelated business taxable income ("**UBTI**"). Under Section 512(c) of the Code, when computing UBTI, a Tax-Exempt Investor must include its distributive share of income of any partnership of which it is a partner to the extent that such income would be UBTI if earned directly by the Tax-Exempt Investor.

UBTI is generally defined as gross income from a trade or business regularly carried on by a tax-exempt entity that is unrelated to its exempt purpose (including an unrelated trade or business regularly carried on by a partnership of which the entity is a partner) less the deductions directly connected with that trade or business. Subject to income earned through conducting a U.S. trade or business and to the discussion of the "unrelated debt financed income" below, UBTI generally does not include interest, most real property rents or gains from the sale, or exchange or other disposition of property (other than inventory or property held primarily for sale to customers in the ordinary course of a trade or business), but does include operating income from businesses owed directly or through a partnership or other flow-through entity for U.S. federal income tax purposes.

If a Tax-Exempt Investor's acquisition of Units is debt-financed, or the Company incurs "acquisition indebtedness" with respect to an investment, then all or a portion of the income attributable to the debt-financed property generally may be included in UBTI regardless of whether such income would otherwise be excluded as dividends, interest, rents, gain or loss from sale of eligible property, or similar income. Such treatment will apply, in the case of ordinary income, only in tax years in which the Company had acquisition indebtedness outstanding or, in the case of a sale, if the Company had acquisition indebtedness outstanding at any time during the 12-month period prior to the sale.

In addition, UBTI can be realized through an acquisition, development, and disposition strategy whereby the Company would be treated as a "dealer" with respect to all or part of the assets in which it invests. In this case all the gain from the disposition of such assets generally would be UBTI.

Because the Company may incur "acquisition indebtedness" with respect to certain investments, Tax-Exempt Investors likely may recognize UBTI with respect to an investment in the Company. In addition, the loans and some of the direct acquisitions of assets may constitute a U.S. trade or business. The Manager may, in its discretion, establish parallel, feeder, or alternative entities such as partnerships, corporate subsidiaries, or other investment vehicles to address the tax, regulatory, or other concerns of certain investors. In addition, the Manager may also, in its discretion, reorganize the Company into a master-feeder structure. However, there can be no assurance that the Tax-Exempt Investors will not incur UBTI with respect to any investment. Tax-Exempt Investors are urged to consult with their own tax advisors regarding the possible consequences of an investment in the Company.

TAX-EXEMPT INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING ALL ASPECTS OF INVESTMENTS THAT MAY RESULT IN UBTI.

Treatment of Withholding Taxes

The Company will withhold and pay to the IRS any withholding taxes required to be withheld with respect to any Member and will treat such withholding as a payment to such Member. Such payment will be treated as a distribution to the Member with respect to which such withholding is made. To the extent that such payment exceeds the amount of any cash distribution to which such Member is then entitled, such Member is required, as set forth in the Operating Agreement, to make prompt payment to the Company.

Each prospective investor is urged to consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and foreign tax treatment of an investment in the Company.

State and Local Taxes, and Foreign Tax Considerations

The foregoing discussion does not address the state, local and foreign tax considerations of an investment in the Company. Prospective investors are urged to consult their own tax advisors regarding those matters and all other tax aspects of an investment in the Company. Members may be subject to state or local income, franchise, or withholding taxes in those jurisdictions where the Company is regarded as doing business and may be required to file tax returns in such jurisdictions. It is possible that the Company itself may be subject to state or local tax in certain jurisdictions.

Reporting

The Manager will furnish each Member with an annual statement setting forth information relating to the operations of the Company (including information regarding such Member's distributive share of partnership income and gains, losses, deductions, and credits for the taxable year) as is reasonably required to enable the Member to properly report to the IRS with respect to such Member's participation in the Company.

U.S. Partnership Tax Audit Risk

Under current law, the Company, which intends to be treated as a partnership for U.S. tax purposes, will be required to file a tax return with the IRS. If the tax returns of the Company are audited by the IRS, the tax treatment of the Company's income and deductions generally is determined at the Company level.

Also under current law, an audit adjustment of the Company's tax return filed or required to be filed for any tax year beginning during or after 2022 could result in a tax liability (including interest and penalties) imposed on the Company for the year during which the adjustment is determined. The tax liability generally is determined by using the highest tax rates under the Code applicable to U.S. corporations.

To mitigate the potential adverse consequences of the general rule, the Company may be able to elect to pass through such audit adjustments for any year to the Members who were Members for the filing year, in which case those

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Members generally would be responsible for the payment of any tax deficiency, determined after including their shares of the adjustments on their tax returns for the adjustment year.

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